
03057123

APR 29 2003

P.E. 12-31-02

ARS

DETERMINED TO DELIVER

PROCESSED
APR 30 2003
THOMSON FINANCIAL

Sauer-Danfoss Inc
2002 Annual Report

Road Building	Specialty	Turf Care
Asphalt and concrete pavers and curbers, road rollers, motor graders, and milling machines.	Forestry equipment, aerial platforms, sweepers, lift trucks, refuse trucks, snow groomers, and airport ground support vehicles.	Golf course maintenance vehicles, lawn care vehicles, and compact utility tractors for the consumer and commercial markets.
Integrated designs provide seamless interface of vehicle propel, work, and site management systems.	A distinct capability to provide complex technical solutions incorporating a wide range of hydraulic and electric systems customized for the specialty market.	A pioneer and leader in offering hydraulic and electric drive systems for lawn care vehicles. Improved control of engine power and vehicle performance enables the operator to match performance to the job requirements.
Introduced Topcon/Sauer-Danfoss grade and slope control products. Promoted orbital motors for small roller vehicles.	Telehandler equipment incorporates integrated pump system (IPS) solutions. Promoted the use of cartridge motors with gear drives for aerial lifts.	Introduced small orbital motors for propelling turf vehicles. Promoted a new steering unit with integrated column providing reduced noise and improved installation features.
Road building and other infrastructure projects on the increase in Asia, particularly China. Increased our propel content 100% with major regional construction company in the Asia-Pacific region.	Acquisition of electric drive motors and inverters business (Thrige) provides opportunities to expand business with manufacturers of scissor lifts and industrial forklifts. New agreement with major aerial lift manufacturer in the Americas to implement our control systems in their vehicle design.	Added steering units and columns to our business with a leading lawn care vehicle manufacturer in the Americas. Won major business supplying our propel systems on small tractors for OEM in the Asia-Pacific region.
		

integrated hydrostatic transaxles. Work Function segment products include valves, gear pumps and motors, multi-pump assemblies, open circuit pumps, and gear boxes. Controls segment products include a complete line of steering units, microcontrollers, solenoid-operated valves, joysticks, speed and position sensors, grade and slope sensors, and electric drives. All of our segments' products are sold into each of our markets described in the above table either directly to OEMs or through distributors to OEMs and the aftermarket.



markets & products

	Agriculture	**Construction**
VEHICLE APPLICATIONS	Tractors, combines, harvesters, cotton pickers, windrowers, and sprayers.	Transit mixers, wheel loaders, skid-steer loaders, backhoe loaders, trenchers, and dozers.
VALUE PROPOSITION	Decades of experience in the marketplace and long-standing customer relationships with leading OEMs result in a stream of vehicle innovations. Advanced hydromechanical and electrohydraulic steering solutions continually set new standards for vehicle performance.	Turnkey engineering and manufacturing solutions enhance speed to market and overall quality of a broad range of construction vehicles.
NEW PRODUCTS	Advanced infinitely variable transmissions (IVT) and load-sense valves for tractors. Introduced integrated microcontrollers and CAN-compatible electric actuators.	Introduced new small spool valves (SSV) tailored to skid-steer and backhoe loaders. Heavy-duty wheel motors went into production. Expanded range of open circuit piston products.
2002 ACCOMPLISHMENTS	Major OEM introduces our IVT transmission on its high-performance tractors in the Americas. *New business agreement with major European* OEM to provide load-sense proportional valves, input devices, and microprocessors for medium to large horsepower tractors.	Major skid-steer loader OEM in the Americas signs on for our hydrostatic propel and open circuit pumps. Advanced "plug and perform" integrated drive systems for transit mixers are widely accepted by vehicle manufacturers in Europe and the Asia-Pacific region.
SALES BY MARKET Information for 2000 includes the net sales of Danfoss Fluid Power on a pro forma basis since January 1, 2000.	02: 167,894 01: 162,945 00: 155,323 99: 85,087 98: 102,870 ($ in thousands)	02: 134,903 01: 116,360 00: 125,023 99: 85,218 98: 77,819 ($ in thousands)

Sauer-Danfoss Inc. (NYSE: SHS, FSE: SAR) is a leading global supplier of engineered hydraulic systems, components, and electronics to manufacturers of mobile equipment used for agriculture, construction, road building, specialty, and turf care vehicles. We sustain our competitive advantage by delivering higher value solutions with products that optimize a vehicle's propel, work, and control functions.

The composition of our business among our three segments is 46% Propel, 31% Work Function, and 23% Controls. Propel segment products include hydrostatic transmissions, gear boxes, orbital motors, and

DETERMINED TO DELIVER

1 integrated vehicle systems

2 innovative products

3 broad global support

4 high performance

5 strategic acquisitions

Contents:

01 Financial Highlights

02 Message to Our Shareholders

06 Strategies

11 Employees

17 Financial Review

Now more than ever Sauer-Danfoss is determined to deliver leadership, solid returns on investments, and higher performance.

Financial Highlights

(in thousands except per share and employee data)	**2002**	2001	2000[1]	1999	1998
Operating Data:					
Net sales	**$952,308**	$ 855,279	$782,537	$534,382	$564,524
Earnings before interest and taxes	**$ 38,578**	$ 24,976	$ 55,347	$ 37,625	$ 50,527
Net income	**$ 13,972**	$ 4,730	$ 26,925	$ 18,120	$ 26,334
Per Share Data:					
Diluted earnings per share	**$ 0.29**	$ 0.10	$ 0.91[2]	$ 0.67	$ 1.01
Dividends per share	**$ 0.28**	$ 0.28	$ 0.28	$ 0.28	$ 0.29
Book value per share	**$ 7.78**	$ 7.39	$ 8.73	$ 5.54	$ 5.69
Ratios:					
Return on sales	**5.2%**	3.8%	9.1%[2]	8.3%	10.6%
Return on average net assets	**7.2%**	4.8%	16.2%[2]	13.5%	20.3%
Debt to debt plus equity	**44.6%**	44.5%	39.8%	41.7%	45.0%
Other:					
Backlog (at year-end)	**$382,815**	$ 319,905	$375,052	$252,400	$261,700
Capital expenditures	**$ 42,278**	$ 69,697	$ 67,931	$ 57,149	$ 98,582
EBITDA*	**$110,734**	$ 94,450	$108,685	$ 73,163	$ 81,162
Cash flows from (used in):					
Operating activities	**$ 98,283**	$ 67,266	$ 81,859	$ 77,786	$ 63,535
Investing activities	**$ (66,272)**	$(110,143)	$ (62,305)	$ (56,779)	$ (98,950)
Financing activities	**$ (34,417)**	$ 33,497	$ 5,406	$ (22,940)	$ 35,077
Number of employees (at year-end)	**7,207**	6,790	6,733	3,836	3,710



Net Sales
($ in thousands)



EBIT
($ in thousands)



Earnings per Share
(in dollars)



Debt to Debt plus Equity
(in percent)

*EBITDA - represents net income, plus provision for income taxes and net interest expense, plus depreciation and amortization. EBITDA may not be comparable to similarly titled measures reported by other companies. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which is determined in accordance with accounting principles generally accepted in the United States of America, it is included herein to provide additional information as management of the Company feels it provides an indication with respect to the ability of Sauer-Danfoss to meet its future debt service, capital expenditures and working capital requirements.

(1) Includes results of Danfoss Fluid Power since May 3, 2000.

(2) Excludes one-time merger-related costs. Reported amounts are $0.69 per share, 7.1% return on sales and 13.3% return on average net assets.

Klaus H. Murmann
Chairman

David J. Anderson
President and Chief [illegible]

How We Deliver More Value to Our Shareholders

After another year of challenging market conditions and an unsettled world economy, we are pleased to report that our decisive actions in 2002 resulted in both sales and earnings gains. Aggressive cost management, productivity enhancements, and better execution of strategy produced solid results to ensure our leadership position in mobile hydraulics and set a foundation for long-term profitable growth.

Two years after the Danfoss Fluid Power and Sauer-Sundstrand merger, we have passed from the initial phase of integrating merged and acquired operations into the next phase of our company's development, which is focused on reaching an optimal level of operational efficiency and delivering steadily improving returns on investments.

We enter 2003 with a realistic view of the market landscape. We have the capacity to support an upturn, and the ability to deliver during downswings. The power of Sauer-Danfoss is in its ability to sustain the leadership, profitability, and high performance that will produce long-term value for our shareholders, customers, and coworkers.

Leadership

Our ability to lead begins at the top. After the June retirement of President and Chief Executive Officer Dave Pfeifle, we reorganized our Executive Office into a four-person colocated team, to reset the company's course on execution and cost management. Each with more than 20 years of experience in managing multinational businesses, members of this team are guided by a board chairman who has been an innovator in mobile hydraulics for over 40 years.

We realize our vision for Sauer-Danfoss has sometimes been ahead of our ability to execute. In recent years, we have aggressively and successfully pursued growth. Now, we have turned a corner and fixed our goals across all business units on greater efficiency and profitability. We believe that our investments to build capacity and develop technology will produce solid, steady results with the right leadership, information systems, processes, customer focus, and goal alignment.

2002 was a good year for cutting expenses and boosting performance. We reached our goal by reducing fixed costs by more than $11 million. Once again, we outperformed the $12 billion global mobile hydraulics market. We believe the markets we serve were down 5%, while in real terms our sales were up 2% as we gained market share and increased earnings even during the down cycle.

We are one of four global companies that supply the mobile hydraulics market for vehicles involved in agriculture, construction, road building, turf care, and specialty applications. Our exclusive focus on mobile hydraulics and capability to deliver a portfolio of hydraulic, electrohydraulic, and electric motor products sustains our competitive advantage and ensures market leadership.

We are fortunate that 60%-70% of our business comes from long-standing customer partnerships with the world's leading original equipment manufacturers (OEMs). We are deeply involved from the initial design phase through the entire development and production cycle. Today's customer design may not materialize as a vehicle system for several years because of the sophisticated engineering involved in heavy-duty work vehicles. Our recent co-development of the infinitely variable transmission (IVT) with John Deere, in development for four years, is revolutionizing operational efficiency and has set a new standard for high-end tractors.

Profitable Growth

Our financial goals are achievable by managing cash flow, reducing fixed costs, generating increased sales, and holding down capital expenditures. After two years of stagnant market growth, our top priorities are increasing earnings and providing higher returns on investments. Our long-range stretch goal is to exceed 16% return on net assets and be an investment grade company throughout the economic cycle.

In 2002, our diligence delivered income gains of 198%, sales growth of 11%, and $12 million in reduced inventories and receivables. Total sales amounted to $952 million, income rose to $14 million, and capital expenses were held to $42 million, our lowest capital investment since 1994 when the company was considerably smaller.

We generated $98 million of cash from operations, exceeding our previous best by 20%, allowing us to pay cash for two acquisitions, give shareholders consistent dividends, and hold our debt to total capital ratio to 45%.

We have provided investors with a steady dividend since becoming a publicly traded company in 1998. Earnings per share increased from last year's low point of $0.10 to the current level of $0.29, reflecting our management's commitment to increasing returns.

Our investments during the past four years in plant and equipment and strategic acquisitions have given us a comprehensive manufacturing network and capacity to meet the growing needs of customers.

In the past few years, we acquired key operations in North and South America, Europe, and the Asia-Pacific region to expand our product offerings, manufacturing capabilities, and global network. While we do not foresee sustaining those levels of acquisitive growth, we will continue to seek strategic acquisitions, mostly small, family-owned operations, that build on a core product line or manufacturing capability, such as we did recently with our acquisition of an interest in Comatrol S.p.A., Italy. This addition enhances our ability to manufacture cartridge valves and hydraulic integrated circuits in Europe and complements our operations in the Americas.



High Performance

Another strategy is to pursue acquisitions in high-growth systems. There is increasing use of AC (alternating current) motors in material handling equipment for fuel economy and emission control. We are on the leading edge of this shift to electrical motor drives, supported by our 2002 acquisition of the low-voltage electrical motors and inverters operations from Thrige Electric in Denmark and Germany. During our first year of integration, we secured a new three-year contract with a major manufacturer of material handling equipment. This acquisition will contribute to sales and earnings in 2003.

Our global operations network gives us a strong presence around the world in equipment, plants, distribution, and people — all connected by efficient technology, aligned quality standards, and a values-driven culture.

To meet customer demand for far-reaching global support, we expanded our presence in South America, especially Brazil, and pursued business opportunities in India. Cost-efficient manufacturing operations in Slovakia and China are increasingly supplying customers worldwide. Fast-paced economic and infrastructure growth in China was a bright spot in a sluggish global market. As Beijing prepares to host the 2008 Olympics, we anticipate increasing demand for road construction and specialty vehicles powered by Sauer-Danfoss systems. Since opening our Shanghai plant seven years ago, we not only have served the regional needs of multinational OEMs but also established a leading share of business from local vehicle suppliers.

Our multifaceted operations are reaching new levels of efficiency through strategic global procurement, logistics, inventory management, and plant utilization. We purchase about $600 million in goods and raw materials each year. By negotiating volume purchases through a network of procurement offices in Europe, the Americas, and the Asia-Pacific region, we expect to obtain a 1%-2% margin improvement from our initial efforts in 2003 and expect to achieve greater savings in the future from continuing these aggressive purchasing efforts.

In 2003, we expect to surpass $1 billion in sales, a milestone in our company's progress and an indicator of our company's ability to create long-term value for customers, investors, and employees. Our ongoing reinvestment in the business will be devoted to selective acquisitions, methods to lower operating expenses, and building information technology and communications systems.

Experience and Expertise

Overcapacity in some markets and changing customer requirements have put pressure on prices, and our employees have responded with greater resolve to perform. We have recruited, developed, and empowered a workforce that we believe is among the best in the industry. Our coworkers have the experience, expertise, and creativity necessary to succeed in a highly competitive environment. We are grateful for their resilience to cyclical and seasonal swings and for their dedication, which is at the core of what makes Sauer-Danfoss a premier company.

Among those individuals who have been so instrumental in the development of our company is Dave Pfeifle, retired President and Chief Executive Officer. During his more than 30 years of employment, Dave's impact on the organization reached into all areas, from building our teamwork and quality-focused culture to engineering, marketing, operations management, and strategic planning. He was a champion for change and empowerment. His mark will remain on our company long into the future, inspiring Sauer-Danfoss to achieve its goals and fulfill its vision.



Klaus H. Murmann
Chairman



David J. Anderson
President and Chief Executive Officer

ecutive Office Team: (left to right)

nes R. Wilcox, Executive Vice President
d Chief Operating Officer

vid J. Anderson, President and
ef Executive Officer

l J. Schmidt, Executive Vice President and
ef Financial Officer

s J. Cornett, Executive Vice President –
es and Marketing.



integrated vehicle systems OEMs are consolidating to become even bigger. They require more outsourced design and production for less cost and from a single source. Sauer-Danfoss meets that critical customer need and provides the highest value mobile hydraulics by offering integrated vehicle systems and serving as system integrators in the design process.

A timely example of how we execute this strategy is the Sauer-Danfoss and Topcon joint venture, TSD Integrated Controls. TSD integrates cutting-edge technologies for earthmoving equipment, road pavers, and curbers that require high precision grade and slope controls. In development and ready for a 2003 launch, satellite-based GPS (Global Positioning System) control systems and optical-based LPS (Local Positioning System) control systems apply leading technology to controlling the position of a blade, screed, or mold for earth moving, paving, and curbing equipment. In addition to delivering high accuracy, it also provides our customers the opportunity to significantly cut labor-intensive string line installation and surveying.

GPS/LPS technology will add value to many customer applications as part of an integrated vehicle system that may also include our transmissions, electronic controls, power steering, gear pumps, and valves. Innovations such as this one exemplify our five-point growth strategy by offering more content per vehicle, new product applications, global support, and high performance.



innovative products We design smarter parts for advanced vehicle applications. Consider today's high-performance tractor. It's air conditioned, CD-equipped, quiet, and now easier to operate thanks to the collaborative effort between Sauer-Danfoss and John Deere to produce the infinitely variable transmission (IVT) launched on a new line of John Deere 7000 series tractors in 2002.

"The IVT transmission is one of the most successful projects in the John Deere agriculture product line. This product introduction has clearly exceeded our projections in terms of customer acceptance," according to Dr. Klaus Hoehn, Deere's Director of Tractor and Component Engineering. "The IVT transmission is an additional option on our tractors, and customers are responding to it very positively."

Four years in development, IVT technology is expected to be the transmission system of choice on high-performance tractors, replacing more conventional mechanical systems, and offers automatic and infinite speed control. It enhances an operator's work performance, delivers improved vehicle fuel efficiency and durability, and reduces operating costs.

"We chose to partner with Sauer-Danfoss because they were the only hydraulic company in the world capable of leveraging the efficiency of bent-axis technology into this transmission system," adds Dr. Hoehn, one of the visionaries behind this design. "From our years of experience working together, we know we have similar work philosophies and share a willingness to take risks and contribute the necessary resources to important product developments."

3 broad global support



broad global support Our markets and customers reach across borders and continents. To support our customers' vehicle manufacturing needs worldwide, we provide regional manufacturing and distribution that meet our exacting standards of service and support.

In the high-potential South American marketplace, we have a strong presence in Brazil, which accounts for 90% of the South American agriculture economy. Our year-old manufacturing operation in southern Brazil has earned a reputation for quality valves used in agricultural and material handling applications. Our São Paolo sales team imports a full line of mobile hydraulics, including high-torque motors for tractors, rollers, transit mixers, garbage trucks, combines, and sprayers, to capture a significant share of business from local vehicle manufacturers in Brazil, where more than 40,000 tractors were sold in 2002 for harvesting sugar cane, coffee, and other crops.

Europe, the Americas, and the Asia-Pacific region represent pillars of our global network from which we are expanding our reach to serve customers and gain market share.



4

high performance Success in our fast-paced, technology-driven, global marketplace is delivered by highly productive and cost-effective operations. Our competitors may be bigger and may have more assets, more revenues, and thousands more employees, yet we have become the preferred supplier by exceeding customers' expectations and being more accessible, responsive, flexible, and focused.

Disciplined execution of our strategy is helping us manage operating expenses, reduce inventories and receivables, and step up productivity. Consider our recent gains in Central Europe where we operate efficient, modern manufacturing plants in Slovakia, with 700 skilled employees performing at highly efficient levels. The free flow of goods in the borderless European Union has facilitated our ability to ship directly and shorten delivery times to supply many customers within 24 hours. Additionally, we have only begun to tap into opportunities in the world's developing regions.



strategic acquisitions

strategic acquisitions The Sauer-Danfoss growth strategy includes making selective acquisitions that fit well with our product offerings and work culture. Our goal is to provide a comprehensive manufacturing and distribution network with wide-ranging, complementary capabilities. In April 2002, we added the electric drive operations of Thrige Electric to our mobile electronics portfolio, gaining entry to the low-voltage electric drives market.

This acquisition provides inverter expertise and a broad product range, including integrated pump, steering, and drive units used for battery-operated DC (direct current) motors on material handling equipment as well as battery-powered inverters for low-voltage AC (alternating current) motors. It effectively puts us at the forefront of a technology shift, and we fully expect to become one of the market's preferred suppliers of electric drives for mobile applications.

Sauer-Danfoss employees are the hearts and minds of a company culture blended from a rich mix of diverse nationalities, experience, and expertise brought together by acquisitions, mergers, joint ventures, and internal growth.

Working in 22 countries, we are a global team that values a vigorous work ethic, pride in performance, skill, flexibility, and respect for individual differences.

Our combined strengths and common goals are aligned to deliver greater innovation, performance, and returns.

From Shanghai, China, to Easley, South Carolina, all across the Sauer-Danfoss global sales, manufacturing, and distribution network, impressive gains are being realized every day in process improvements, productivity, and creative team thinking. This determination to continually improve has earned us scores of customer wins in 2002.

Our Mobile Systems Group, a team of engineers in Germany and Denmark, developed an innovative propel system for Pinguely-Haulotte, a major European manufacturer of aerial lifts and other work vehicles. By becoming specialists in this customer's vehicles, we incorporated better performance and increased our business with them by 60%.

We take teamwork to its optimal level with Kaizen, Six Sigma and Lean Manufacturing techniques that take out inefficiency and add in value through disciplined, data-driven processes.

In our North American hydrostatics operations, we boosted productivity in 2002 using new tools to define, measure, analyze, improve, and control processes. First-year results amounted to more than $1 million in savings. Applying statistical tools and process improvement methods helped us cut production time, improve response time, and reduce deviations in quality. A Lawrence, Kansas, team found ways to save $200,000 on one assembly line alone. More efficiency gains are expected as we implement best practices across our global business units.



We view customer projects as expressions of their trust in our ability to deliver consistent quality and value. We approach each new assignment with the goal of meeting — and exceeding — customer expectations.

We want our customers to think of us as the company that is the easiest to do business with, that is highly competent in its technology, and that provides the highest value solutions. It's a commitment to quality, cost management, technical support, and on-time delivery that earned us "Supplier of the Year" honors from John Deere in 2002.



Our employees are empowered by a values-driven culture that rewards enthusiasm and eagerness to learn and apply new methods. Our shared vision of a learning organization led us to form the Sauer-Danfoss Academy, a virtual learning institution, focused on fostering greater skill development and knowledge sharing among our more than 7,000 employees worldwide.

Above all else, we value the power of people working together, challenging existing ways, and inspiring each other to strive for new heights. That's what makes the difference in a high-performance organization.



Tough times bring out the best in us. Understanding the unpredictable nature of our business, and the changing requirements of our customers, is basic to our work culture. The slow market growth of the past several years created a need for selective consolidations, downsizing, and temporary production shutdowns. We face these challenges head-on by adapting to flexible work schedules during cyclical and seasonal swings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Safe Harbor Statement

This Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as other portions of this annual report, contain statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. All statements regarding future performance, growth, sales and earnings projections, conditions or developments are forward-looking statements. Words such as "anticipates," "in the opinion," "believes," "intends," "expects," "may," "will," "should," "could," "plans," "forecasts," "estimates," "predicts," "potential," "continue," and similar expressions may be intended to identify forward-looking statements.

Actual future results may differ materially from those described in the forward-looking statements due to a variety of factors, including the fact that the economy generally, and the agriculture, construction, road building, turf care and specialty vehicle markets specifically, have recently been in a state of uncertainty, making it difficult to determine if past experience is a good guide to the future. There is a continuing concern that the earlier economic recovery the Company was experiencing in prior quarters may be receding. A continuing downturn in the Company's business segments could adversely affect the Company's revenues and results of operations. Other factors affecting forward-looking statements include, but are not limited to, the following: specific economic conditions in the agriculture, construction, road building, turf care and specialty vehicle markets and the impact of such conditions on the Company's customers in such markets; the cyclical nature of some of the Company's businesses; the ability of the Company to win new programs and maintain existing programs with its original equipment manufacturer (OEM) customers; the highly competitive nature of the markets for the Company's products as well as pricing pressures that may result from such competitive conditions; the continued operation and viability of the Company's major customers; the Company's execution of internal performance plans; difficulties or delays in manufacturing; cost-reduction and productivity efforts; competing technologies and difficulties entering new markets, both domestic and foreign; changes in our product mix; future levels of indebtedness and capital spending; claims, including, without limitation, warranty claims, charges or dispute resolutions; ability of suppliers to provide materials as needed and the Company's ability to recover any price increases for materials and product pricing; the Company's ability to attract and retain key technical and other personnel; labor relations; the failure of customers to make timely payment; any inadequacy of the Company's intellectual property protection or the potential for third-party claims of infringement; global economic factors, including currency exchange rates; general economic conditions, including interest rates, the rate of inflation, and commercial and consumer confidence; energy prices; governmental laws and regulations affecting domestic and foreign operation, including tax obligations; changes in accounting standards; worldwide political stability; the effects of terrorist activities and resulting political or economic instability, including U.S. military action overseas; and the effect of acquisitions, divestitures, restructurings, product withdrawals, and other unusual events.

The Company cautions the reader that these lists of cautionary statements and risk factors may not be exhaustive. The Company expressly disclaims any obligation or undertaking to release publicly any updates or changes to these forward-looking statements that may be made to reflect any future events or circumstances.

Overview

Sauer-Danfoss Inc. and subsidiaries (the Company) is a leading international supplier of components and systems that generate, transmit and control fluid power in mobile equipment. The Company's products are used by original equipment manufacturers (OEMs) of mobile equipment, including construction, road building, agricultural, turf care and specialty equipment. The Company designs, manufactures and sells its products in the Americas, Europe and the Asia-Pacific region, and sells its products throughout the rest of the world either directly or through distributors.

Results of Operations 2002 Compared to 2001

Consolidated Results

Net income in 2002 was $14.0 million, or $0.29 per diluted share, compared with net income per diluted share of $0.10 in 2001. Special pretax charges of $1.9 million in 2002 and $9.7 million in 2001 had a negative impact on the results for the respective years. The special charges for 2002 were $1.2 million related to rationalizing overlapping product lines within the Controls segment relating to the acquisition of the low-voltage motor business of Thrige Electric (TE) and a one-time noncash after-tax charge of $0.7 million for goodwill impairment. The special charges in 2001 related to plant closing costs of $8.3 million and a bad debt write-off of $1.4 million relating to a customer in the aerial lift market filing for bankruptcy. The following table, although not a U.S. GAAP disclosure, shows net income for the two years adjusted for these special charges in order to provide a more comparable picture of the Company's net operating results:

(in millions)	**2002**	2001
Net income as reported	**$14.0**	$ 4.7
Product rationalization charge after tax	**0.8**	—
Goodwill impairment charge	**0.7**	—
Plant closing costs after tax	—	5.4
Bad debt write-off after tax	—	0.9
Net income on comparable basis	**$15.5**	$11.0
Net income per share on comparable basis	**$0.33**	$0.23

Excluding the special charges in both years, net income in 2002 increased by 41% over 2001. The primary driver for this improvement was the Company's broad-based cost control initiatives, particularly in the areas of fixed production costs, selling, general and administrative expenses, and research and development expenses. In addition, the Company focused significant attention on working capital management that resulted in a $13.2 million reduction in trade receivables. These factors helped generate a record operating cash flow of $98.3 million, or an increase of 45% over 2001.

Net sales in 2002 of $952.3 million increased by $97.0 million, or 11.4%, over the 2001 sales of $855.3 million. Excluding the impact of currency exchange fluctuations, net sales increased 8.6% (i.e., net sales of businesses outside the United States measured in U.S. dollars would have been lower had currency exchange/translation rates remained at the same levels as the rates that prevailed during 2001). Excluding the impact of currency exchange fluctuations and acquisitions, net sales increased 1.6% over 2001.

Gross profit in 2002 of $219.4 million increased $26.2 million, or 13.6%, from 2001 gross profit of $193.2 million. The majority of the reported increase is a result of acquisitions completed in 2002 or those completed in 2001 and included for a full year in 2002. Gross profit as a percentage of sales for 2002 was 23.0%, compared to 22.6% for 2001. While fixed production costs were reported to be $5.2 million higher in 2002 compared to 2001, the Company successfully reduced overall fixed production costs by $4.1 million compared to 2001 when the impact of currency exchange fluctuations and acquisitions are excluded. Had the Company not achieved this cost reduction, gross profit as a percentage of sales would have declined slightly from 2001. Pricing pressures within the markets the Company serves continue to challenge the Company to maintain profitability levels. While the Company was successful in reducing fixed costs in 2002, it is not feasible to believe that the Company can attain this same year-over-year reduction again in 2003. Therefore, the Company has embarked on a global procurement initiative by establishing a global procurement office with resources in the U.S., Europe, South America, and Asia-Pacific. The focus of this global procurement will be to leverage the Company's global purchasing power to help reduce both direct and indirect material costs with a goal to obtain a 1% - 2% margin improvement over the next 12 months. In addition, significant focus will be placed on the procurement of nonproductive materials, supplies, and services in order to achieve additional cost reductions to offset the ongoing pricing pressures.

The Company's selling, general and administrative expenses increased $5.8 million, or 4.7%, over the 2001 reported amount of $122.8 million. Excluding the impact of currency exchange fluctuations, selling, general and administrative expenses increased $2.7 million, and excluding acquisitions, these expenses actually declined from the 2001 levels by $7.9 million, reflecting the Company's focus on reducing fixed costs during 2002.

Research and development activities in 2002 were essentially flat with the 2001 levels in terms of reported amounts. Excluding the impact of currency exchange fluctuations and acquisitions, these expenses were $3.1 million less than the 2001 levels. While the Company was focused on reducing fixed costs in all areas of the business, the Company remains committed to investing in new technology and product development. Much of the Company's product development activities continue to be driven by ongoing customer inquiries.

Net nonoperating expenses increased by $2.9 million over 2001 due primarily to foreign currency exchange losses and to the fact that the Company no longer receives royalty income from its former Japanese licensee as a result of forming a joint venture in the fourth quarter of 2001. This accounts for a $3.1 million increase, which was offset by slightly lower net interest expense for 2002.

The Company's effective tax rate for 2002 of 34.6% was lower than the 2001 effective tax rate of 37.8%. The primary driver for the lower effective rate in 2002 is related to the mix of the Company's net income with a higher portion of the Company's net income being generated in countries with lower effective tax rates.

Business Segment Results

The following discussion of operating results by reportable segment relates to information as presented in Note 15 to the Consolidated Financial Statements. Segment income is defined as the respective segment's portion of the total Company's net income, excluding net interest, income taxes, minority interest, equity in net earnings of affiliates, and corporate expenses. The format of this discussion for comparing the 2002 results from operations to 2001 is different from prior years due to the Company changing its reportable segments beginning in 2002 to reflect the changes in organizational structure of the Company around its various product lines of Propel, Work Function and Controls. Propel products include hydrostatic transmissions and related products that transmit the power from the engine to the wheel to propel a vehicle. Work Function products include steering motors as well as gear pumps and motors that transmit power for the work functions of the vehicle. Controls products include electrohydraulic controls, microprocessors, and valves that control and direct the power of a vehicle. Because historical information for the year 2000 does not exist in this new segment format, the prior year's discussion and analysis of results from operations has been presented on the same basis as last year's report.

Propel Segment

Net sales for the Propel segment of $440.2 million increased $40.7 million, or 10.2%, from 2001 net sales of $399.5 million. All geographic regions in which the Propel segment operates experienced net sales growth. Excluding the impact of currency fluctuations, net sales increased $35.2 million. Additionally, excluding the impact of acquisitions, net sales increased $11.0 million from 2001. Approximately $10.0 million of the increase in net sales was driven by a new product introduction for compact utility tractors in the U.S. and from the infinitely variable transmission for agriculture tractors developed for John Deere. In the turf care market, $14.0 million of increased sales were generated by the Company's joint venture located in Sullivan, Illinois. However, these increases in the U.S. were partially offset by declines in the agriculture, construction, specialty and distribution markets. In Europe, both the agriculture and road building markets experienced growth over 2001. The agriculture market in Europe recovered somewhat in 2002 after several difficult years caused by the foot and mouth disease scare. These increases in Europe were offset by declines in the construction, turf care, and specialty markets.

Propel segment income in 2002 of $47.3 million increased $10.4 million, or 28%, over segment income of $36.9 million in 2001. Excluding the impact of currency exchange fluctuations and acquisitions, Propel segment income increased $6.7 million, with all of this increase being driven by the turf care market.

Work Function Segment

Net sales in the Work Function segment of $295.0 million in 2002 increased by $26.6 million, or 9.9%, over 2001 net sales of $268.4 million. Excluding the impact of currency exchange fluctuations and acquisitions, net sales increased $15.9 million, or 5.9%, from 2001. While sales of steering units and low speed high torque motors increased $12.4 million over 2001, this was partially offset by a decline of gear pump and motor sales of $4.4 million.

Work Function segment income in 2002 of $19.5 million increased $9.9 million, or 103.1%, over 2001 segment income of $9.6 million. Excluding the impact of currency exchange fluctuations, Work Function segment income increased $8.9 million from 2001. The Work Function segment was impacted by a one-time special charge of $0.7 million in 2002 related to goodwill impairment. The 2001 segment income was negatively impacted by a one-time pretax charge of $8.3 million related to plant closing costs. Excluding these special charges and the impact of currencies, segment income for the Work Function segment increased $1.3 million, or 13.6%, over 2001, driven by the overall higher sales levels within this segment.

Controls Segment

Net sales in the Controls segment in 2002 of $217.1 million increased $29.7 million, or 15.8%, over 2001 segment net sales of $187.4 million. During 2002, the Company completed the acquisition of TE. The addition of this business added $34.2 million of sales to this segment. Excluding this acquisition and the impact of currency exchange fluctuations, net sales for 2002 would have declined by $11.8 million from the comparable 2001 levels. The majority of this decrease comes from the aerial lift market in the U.S. that continues to be depressed.

Controls segment income for 2002 of $5.8 million decreased $0.8 million, or 12%, from 2001 segment income of $6.6 million. The TE business added $1.3 million to the Controls segment income. Excluding the impact of acquisitions and currency exchange fluctuations, the Controls segment income declined $2.3 million from 2001. However, in 2002, the Controls segment was negatively impacted by a special pretax charge of $1.2 million relating to product line rationalization as a result of overlapping product lines within this segment relating to the acquisition of the TE business. On a comparable basis to 2001, Controls segment income declined $1.1 million, or 16.7%, from 2001.

Corporate Function

The Company's Corporate Function incurs costs that relate to worldwide services such as worldwide tax and accounting fees paid to outside third parties, certain insurance premiums, the amortization of intangible assets from certain business combinations, and internal global services departments, along with the operating costs of the Company's executive office which was established in 2002 located in Lincolnshire, Illinois. For 2002, total corporate charges amounted to $22.9 million, or an increase of $2.7 million from the 2001 charges of $20.2 million.

Order Backlog

Total order backlog at the end of 2002 was $382.8 million, compared to $319.9 million at the end of 2001, an increase of 19.7%. On a comparable basis, excluding the effects of acquisitions, order backlog increased 15.7% from the year-end 2001 levels, or 10.2% excluding the additional impact of currency fluctuations. During the fourth quarter of 2002, $249.7 million in new orders were written, an increase of 8.1% compared to the fourth quarter of 2001. Excluding the impact of acquisitions, orders written in the fourth quarter were $239.1 million, which was 3.5% more than the orders written in the fourth quarter of 2001, but a decrease of 1.6% excluding the additional impact of currency fluctations.

2001 Compared to 2000

Net Sales

Sales for 2001 of $855.3 million increased by $72.8 million, or 9.3%, from the prior year. However, all of this increase was due to the impact of acquisitions, both from having a full-year effect of acquisitions made in 2000, and the effect of acquisitions made during 2001. On a comparable basis, including a full year of 2000 sales from Danfoss Fluid Power (DFP) and excluding the effects of acquisitions made during 2001, net sales decreased 7.9% in local currencies, and were down 9.5% as reported in U.S. dollars. Further comparisons of the Company's markets are very difficult due to acquisitions, however, by including DFP for the full year of 2000, the Company experienced decreases in most of its markets as follows: construction declined 6.9%, road building was down 6.1%, turf care declined 5.1% and the distributor area was down 8.3%. The only bright spots were in agriculture, which increased a modest 4.9% compared to significantly lower levels in the prior couple of years, and in the specialty market which was essentially flat with the prior year.

The following table sets forth the Company's net sales by market, including DFP for the full year 2000, in millions of dollars and as a percentage of total net sales, for the years ended December 31, 2001 and 2000:

	December 31,			
	2001		2000	
	(Dollars)	% of Total	(Dollars)	% of Total
Agriculture	$162.9	19.0%	$155.3	17.5%
Specialty	145.2	17.0%	144.8	16.3%
Turf care	135.6	15.9%	142.9	16.1%
Construction	116.4	13.6%	125.0	14.1%
Road building	75.3	8.8%	80.2	9.0%
Distribution and aftermarket	219.9	25.7%	239.9	27.0%
	$855.3	100.0%	$888.1	100.0%

Gross Profit

Gross profit for 2001 of $193.2 million, or 22.6% of sales, was down from the reported $201.0 million of gross profit in 2000, which was 25.7% of sales. The lower gross profit experienced in 2001 was due in large part to lower plant utilization experienced from the dramatic decline in sales in North America with a slightly lower impact in Europe. Coupled with this effect was a pretax charge of $8.3 million of unexpected additional costs associated with the final closure of the Racine, Wisconsin, plant and associated move to the Company's West Branch, Iowa, plant. In addition, the Company took a bad debt write-off of $1.4 million before taxes relating to a customer in the aerial lift market filing for bankruptcy during the second quarter. During 2001 the Company took several actions to reduce manufacturing expenses including reductions in factory headcount commensurate with the volume reduction, several weeklong plant shutdowns, and other cost reduction activities. However, these measures were not enough to completely offset the effects of the above-mentioned items.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2001 of $122.8 million increased by $24.6 million, or 25.1%, from the same period of 2000. The inclusion of four additional months in 2001 of DFP results accounts for $13.7 million of this increase. An additional $3.5 million of expense was incurred due to a full year's amortization of goodwill from DFP, and additional amortization from other intangibles established from the final appraisals related to the DFP and other acquisitions. The Company anticipates that ongoing amortization will be reduced by approximately $2.8 million per year for 2002 and beyond due to the cessation of goodwill amortization under Statement of Financial Accounting Standards No. 142. See "Other Matters" below for further discussion on this new accounting pronouncement. The majority of the remaining $7.4 million increase is due to acquisitions made in 2001.

Research and Development Expenses

Research and development expenses of $38.1 million increased by $8.2 million, or 27.4%, from 2000 and represent 4.5% of total net sales for 2001 compared to 3.8% of net sales in 2000. The additional four months of DFP in 2001 accounts for $1.7 million of the increase. The remaining increase reflects the effects of acquisitions made during 2001 and the Company's ongoing development of new customer programs, such as the recent introduction of the infinitely variable transmission for the agriculture tractor market.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Nonoperating Expenses, Net

Net nonoperating expenses for 2001 of $16.9 million were $9.0 million higher than 2000 net expenses of $7.9 million. Net interest expense for 2001 of $17.4 million increased by $6.2 million from the 2000 net expense of $11.2 million. Despite overall declines in the Company's floating borrowing rates during 2001 (see discussion of the Company's borrowing rates in Note 11 of the Consolidated Financial Statements), the higher overall bank borrowings used to fund acquisitions during the year drove the net interest expense significantly higher along with the additional four months of borrowings in 2001 for the DFP acquisition in May 2000. Other income, net for 2001 of $0.5 million decreased by $2.8 million from 2000's other income of $3.3 million related primarily to currency exchange gains. In addition, the Company realized $0.4 million less royalty income from its Japanese licensee, Daikin Industries, Ltd., due to the formation of a joint venture with Daikin as of October 1, 2001. The license agreement was terminated as of that date, and the Company will no longer receive royalties from Daikin.

Provision for Income Taxes

Provision for income taxes for 2001 of $2.9 million decreased $14.3 million from the 2000 provision for income taxes of $17.2 million. The decrease is a direct result of the decrease in income before income taxes of $36.6 million coupled with a slight decrease in the effective tax rate for 2001 of 37.8% compared to an effective tax rate for 2000 of 39.0%.

Net Income

The Company ended 2001 with net income of $4.7 million, down $22.2 million from the $26.9 million of net income in 2000. The economic downturn experienced by most of the Company's markets, coupled with the nonrecurring plant shutdown costs, bad debt write-off discussed above, and higher interest expense contributed to this decline.

Order Backlog

Total order backlog at the end of 2001 was $319.9 million, compared to $375.0 million at the end of 2000, a decrease of 14.7%. On a comparable basis, excluding the effects of acquisitions, order backlog declined 17.1% from the year-end 2000 levels, or 15.2% excluding the impact of currency fluctuations. During the fourth quarter of 2001, $229.8 million in new orders were written, a decrease of 5.2% compared to the fourth quarter of 2000. Excluding the impact of acquisitions, orders written in the fourth quarter were $207.1 million, which was 14.5% less than the orders written in the fourth quarter of 2000, or a decrease of 13.6% excluding the impact of currency fluctuation.

Market Risk

The Company is naturally exposed to various market risks, including changes in foreign currency exchange rates, interest rates, and prices.

Impact of Foreign Currency

The Company has historically not entered into any type of foreign currency hedging or derivative arrangements to manage its exposure to fluctuations in the foreign currency markets. However, during 2002, the Company did enter into a foreign currency hedge contract to protect against the effects of foreign currency fluctuations for a loan to the U.S. holding company from a Danish bank denominated in euros. In addition, the Company assumed a foreign currency exchange contract through its acquisition of the Thrige Electric business in Denmark. In all other instances, the Company feels it is well balanced between its U.S. and European operations because the Company generates its sales in the same country in which it incurs its expenses. However, the Company is impacted by foreign currency fluctuations in terms of comparing results from period to period as discussed below.

The Company has operations and sells its products in many different countries of the world and therefore conducts its business in various currencies. The Company's financial statements, which are presented in U.S. dollars, can be impacted by foreign exchange fluctuations through both translation risk and transaction risk. Translation risk is the risk that the financial statements of the Company, for a particular period or as of a certain date, may be affected by changes in the exchange rates that are used to translate the financial statements of the Company's operations from foreign currencies into dollars. Transaction risk is the risk from the Company receiving its sale proceeds or holding its assets in a currency different from that in which it pays its expenses and holds its liabilities. With respect to transaction risk, the impact on the Company's operating results has not been significant.

With respect to translation risk, fluctuations of currencies against the U.S. dollar can be substantial and therefore significantly impact comparisons with prior periods. The impact is primarily a reporting consideration and does not affect the underlying results of operations. The translation impact on making prior period comparisons with respect to the Company's net sales can be material. However, as shown in the table below, historically the translation impact on net sales has not been significant in recent years.

	Percentage Sales Growth/(Decline) Over Prior Year		
	2002	2001[1]	2000[2]
As Reported	**11.4%**	(9.5)%	8.5%
Without Currency Translation Impact	**8.6%**	(7.9)%	12.6%

(1) Includes the effect of DFP for the full year of 2000 and excludes the effects of acquisitions made in 2001.

(2) Excludes the effects of the DFP sales since May 3, 2000, for comparison purposes.

During 2002, the U.S. dollar weakened substantially against most foreign currencies, especially the euro. Between December 31, 2001 and December 31, 2002, the U.S. dollar weakened by 15% against the euro. This has resulted in approximately one-third of the Company's total balance sheet being stated 15% higher than the prior year since roughly one-third of the Company's total assets and liabilities are denominated in the euro. While this translation difference does not affect the underlying results of operations, it does affect comparisons between periods.

Interest Rates

The Company does not currently enter into any type of interest rate hedging or derivative arrangements to manage its exposure to interest rate changes. The following table summarizes the maturity of the Company's debt obligations for fixed and variable rate debt:

	Fixed Rate Debt	Variable Rate Debt
2003	$ 5,480	$21,605
2004	5,967	1,110
2005	5,131	876
2006	120,429	110
2007	8,191	110
Thereafter	83,836	9,438
Total	$229,034	$33,249

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Liquidity and Capital Resources

The Company's principal sources of liquidity have been from internally generated funds from operations and from borrowings under its credit facilities in 2002, 2001, and 2000.

Net cash provided by operating activities for 2002 of $98.3 million increased by $31.0 million from $67.3 million for 2001. The 2002 operating cash flow level is the highest in the Company's history, led by reductions in trade receivables of $13.2 million reflecting the Company's emphasis on collecting from its customers, particularly in the U.S. The reduction in receivables coupled with increases in accrued liabilities generated a combined $17.5 million of increased cash flow offset by reductions in trade payables and other working capital accounts of $17.1 million.

The high level of operating cash flow allowed the Company to fund all of its 2002 capital expenditures of $42.3 million, which was down $27.4 million from the 2001 capital expenditure levels of $69.7 million. In addition, the Company was able to complete two cash acquisitions for $25.1 million utilizing cash flow from operations. Heading into 2003, the Company expects that its capital expenditures will increase slightly from the record low levels in 2002. However, the Company intends to control the level of capital expenditures as it monitors the economy and markets that it serves. The Company believes it has existing production capacity, flexibility and efficiency to handle any market upturn in the near future. For 2002, the percentage of capital expenditures by region were approximately 35% in North America, 63% in Europe and the remaining amount in Asia, compared to the year 2001 split of 40% in North America, 59% in Europe and a small amount in Asia.

In addition to funding all of the Company's investing activities, the cash provided by operating activities also funded dividends of $13.3 million and distributions to minority interest partners of $9.6 million. Net borrowings under short- and long-term credit facilities decreased in 2002 by $11.5 million compared to an increase in 2001 of $60.3 million. The decrease in net borrowings in 2002 reflects repayments from excess cash flow generated. Net borrowings for 2001 reflected the financing of acquisitions during the year.

The Company operates under certain covenants as defined under its various credit agreements with its banks. During 2001, the Company renegotiated its U.S. Revolving Credit Facility. This negotiation resulted in changes to covenants related to earnings performance and cash flow. Although the Company is currently meeting these new covenants, certain factors such as the uncertain economy in the U.S. coupled with the Company's financial performance could put the Company at risk of continuing to meet these covenants. Should the Company not meet these covenants, the result would be a default on the U.S. Revolving Credit Facility. As of December 31, 2002, the entire outstanding balance of the U.S. Revolving Credit Facility is classified as current since the agreement ends in October 2003. The Company is currently working on a new worldwide credit arrangement with a number of banks and expects to have this arrangement completed by the end of the second quarter of 2003.

The following table discloses the Company's future commitments under contractual obligations as of December 31, 2002:

Contractual Cash Obligations	Total	2003	2004	2005	2006	2007	Thereafter
Long-term debt	$262,283	$27,085	$ 7,077	$ 6,007	$120,539	$ 8,301	$ 93,274
Operating leases	113,634	13,423	11,880	10,707	9,929	6,579	61,116
Other	19,114	1,058	1,001	917	915	1,118	14,105
Total Contractual Cash Obligations	$395,031	$41,566	$19,958	$17,631	$131,383	$15,998	$168,495

Other Matters

The Company's Critical Accounting Policies

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management must make a variety of decisions which impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied, the assumptions on which to base accounting estimates, and the consistent application of those accounting principles. Due to the type of industry in which the Company operates and the nature of its business, the following accounting policies are those that management believes are most important to the portrayal of the Company's financial condition and results and that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. A more comprehensive list of the Company's accounting policies is presented in Note 1 to the Consolidated Financial Statements.

Inventory Valuation

Being a manufacturer, inventory is a substantial portion of the total assets of the Company. Therefore, the Company must periodically evaluate the carrying value of its inventory to assess the proper valuation. This includes having adequate allowances and period adjustments to 1) cover losses in the normal course of operation, 2) provide for excess and obsolete inventory, and 3) ensure that inventory is valued at the lower of cost or market as required by accounting principles generally accepted in the United States of America. For all of these, the Company applies consistent practices based upon historical data such as actual loss experience, past and projected usage, and actual margins generated from trade sales of its products.

Warranty Provisions

The Company warrants its various products over differing periods depending upon the type of product and application. Consequently, the Company, from time to time in the normal course of business, incurs costs to repair or replace defective products. In these instances, the Company will record a specific provision for the costs it will incur to repair or replace these products utilizing information from customers and internal information regarding the specific cost of materials and labor. In addition, the Company records a provision for future warranty claims against its applicable product sales based on past trends of actual warranty claims compared to the actual sales levels to which those claims apply. This analysis is prepared quarterly.

Useful Lives of Property, Plant and Equipment

The Company has a significant amount invested in manufacturing plants and machine tools. This requires the Company to periodically assess the estimated useful lives of its assets in order to match, through depreciation, the cost of those assets with the benefits derived over the period of usefulness. The useful lives of these assets can be shortened through greater use due to volume increases, rapidly changing technology such as the use of electronics and computer-operated controls, and through inadequate maintenance. Despite management's best efforts to determine the appropriate useful lives of its equipment, certain situations arise that lead to an asset or group of assets becoming impaired, meaning their economic value becomes less than the value at which the Company is carrying the asset on its books. Examples of these situations are product rationalization efforts or restructuring of manufacturing facilities. When these situations arise, the Company tests the assets for impairment and will write down the asset in the period when the impairment becomes known.

Valuation of Trade Receivables

The Company records trade receivables due from its customers at the time sales are recorded in accordance with its revenue recognition policy. The future collectability of these amounts can be impacted by the Company's collection efforts, the financial stability of its customers, and the general economic climate in which it operates. The Company applies a consistent practice of establishing an allowance for accounts that it feels may become uncollectible through reviewing the historical aging of its receivables and by monitoring the financial strength of its customers. Where the Company becomes aware of a customer's inability to meet its financial obligations (i.e., where it has filed for bankruptcy), the Company establishes a specific allowance for the potential bad debt to reduce the net recognized receivable to the amount it reasonably believes will be collected. The valuation of trade receivables is performed quarterly.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Workers Compensation

The Company has an insurance policy to cover workers compensation claims in which the Company pays the first $0.25 million per claim, per incident. The Company establishes its workers compensation reserve based on historic growth factors of claims and an estimate of incurred, but not reported claims. This analysis is performed on a quarterly basis, or more frequently if factors dictate a more frequent review.

Pensions

The Company has noncontributory defined benefit pension plans for most of its employees. The Company's funding policy for the U.S. plans is to contribute amounts sufficient to meet the minimum funding requirement of the Employee Retirement Income Security Act of 1974, plus any additional amounts the Company may deem to be appropriate. The Company accounts for its defined benefit pension plans in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions," which requires that amounts recognized in financial statements be determined on an actuarial basis. A minimum liability is required to be established on the Consolidated Balance Sheets representing the amount of unfunded accrued pension cost. This represents the difference between the accumulated benefit obligation and the fair value of plan assets. When it is necessary to establish an additional minimum pension liability, an amount is recorded as an intangible pension asset limited to unrecognized prior service cost. Any amount in excess of unrecognized prior service cost is recorded as a reduction to stockholders' equity through accumulated other comprehensive income, net of tax, in the Consolidated Balance Sheets. As of December 31, 2002, the Company has recorded an intangible pension asset of $9.4 million and an accumulated reduction to stockholders' equity of $2.1 million.

To account for its defined benefit pension plans in accordance with SFAS No. 87, the Company must make three main determinations at the end of each year. First, it must determine the actuarial assumption for the discount rate used to reflect the time value of money in the calculation of the projected benefit obligations for the end of the current year and to determine the net periodic pension cost for the subsequent year. For guidance in determining this rate, the Company looks at rates of return on high-quality fixed-income investments and periodic published rate ranges. See Note 7 to the Consolidated Financial Statements for a listing of the discount rates used in the various countries where the Company has these pension plans.

Second, the Company must determine the actuarial assumption for rates of increase in compensation levels used in the calculation of the accumulated and projected benefit obligation for the end of the current year and to determine the net periodic pension cost for the subsequent year. See Note 7 to the Consolidated Financial Statements for a table showing the rates used for the various countries where the Company has these pension plans.

Third, the Company must determine the expected long-term rate of return on assets assumption that is used to determine the expected return on plan assets component of the net periodic pension cost for the subsequent year. The difference between the actual return on plan assets and the expected return is deferred under SFAS No. 87 and is recognized to net periodic pension cost over a four-year period. See the table in Note 7 to the Consolidated Financial Statements for the expected long-term rates used for 2002.

Postretirement Benefits Other Than Pensions

The Company provides a single postretirement health care benefit for certain employee groups in the United States. This plan is contributory and contains certain other cost-sharing features such as deductibles and coinsurance. The Company does not pre-fund this plan and has the right to modify or terminate this plan in the future.

The Company accounts for its postretirement benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires the postretirement liability recognized in the Consolidated Balance Sheets and the postretirement cost recognized in the Consolidated Statements of Income be determined on an actuarial basis.

To account for its postretirement benefits in accordance with SFAS No. 106, the Company must make two determinations. First, it must determine the actuarial assumption for the discount rate used to reflect the time value of money in the calculation of the accumulated postretirement benefit obligation for the end of the current year and to determine the postretirement cost for the subsequent year. For guidance in determining this rate, the Company looks at rates of return on high-quality fixed-income investments and periodic published rate ranges.

Second, the Company must determine the actuarial assumption for the health care trend rate used in the calculation of the accumulated postretirement benefit obligation for the end of the current year and to determine the net periodic postretirement benefit cost for the subsequent year. See Note 8 to the Consolidated Financial Statements for information on the assumptions used as of December 31, 2002.

New Accounting Policies

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also provides new criteria in the determination of intangible assets, including goodwill acquired in a business combination, and expands the financial disclosures concerning business combinations consummated after June 30, 2001. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually at the reporting level using a two-step impairment test.

Effective January 1, 2002, the Company adopted SFAS No. 142. In connection with the adoption of SFAS No. 142, the Company reclassified approximately $6.1 million of "Established Workforce" from other intangibles into goodwill and performed an evaluation of goodwill as of January 1, 2002. The results of this evaluation indicated that goodwill related to the open circuit reporting unit within the Work Function segment was impaired. The performance of this reporting unit has not met management's original expectations, primarily due to economic factors and the competitive nature of this commodity-type product. The Company measured the amount of impairment based on a comparison of the fair value to its carrying value. Fair value was determined using a discounted cash flow methodology by applying an approppriate weighted average cost of capital, and cost methodology. The Company retained the services of a third party appraisal firm in determining the fair value of the open circuit reporting unit. Accordingly, the Company recognized a $0.7 million noncash after-tax charge as a cumulative effect of change in accounting principle for the write-off of goodwill related to the open circuit reporting unit. The Company expects the performance of the open circuit business will improve over the next few years as a result of product rationalization and the moving of manufacturing into lower-cost countries. The Company remains committed to this business.

In June 2002, FASB issued SFAS No. 146, "Accounting for the Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize liabilities and costs associated with exit or disposal activities initiated after December 15, 2002, when they are incurred, rather than when management commits to a plan to exit an activity. While the Company is undergoing a number of activities to restructure its sales and distribution activities in Europe and to rationalize certain production facilities and products in the future, the Company does not expect the adoption of SFAS No. 146 to have a material effect on the Company's financial position or net income.

Business Combinations and Business Ventures

During the first quarter 2002, the Company completed the purchase of a minority interest in Comatrol S.p.A. Comatrol, located in Reggio Emilia, Italy, has 90 employees and approximately $16.0 million in annual sales. The Company, which paid approximately $8.4 million, owns 45% of Comatrol as a minority interest partner and has recorded its share of Comatrol's earnings using the equity method since the date of acquisition. The Company has the option to acquire additional ownership interest in Comatrol in two phases in the future. The first option period runs from March 1, 2003 through March 31, 2003, whereby the Company could acquire an additional 40% of Comatrol's total capital for approximately $8.5 million, at which time the Company would then consolidate the results of Comatrol. If the Company does not exercise this option by March 31, 2003, the option lapses. The second option period runs from April 1, 2004 through April 30, 2004, and allows for the Company to acquire the remaining 15% of Comatrol for approximately $3.4 million, contingent on exercising the first option described above. Should the Company elect to not exercise either of these two options, the sellers would then have a put option which would run from May 1, 2004 through May 31, 2004, during which time the sellers could require the Company to acquire the remaining outstanding shares of Comatrol for approximately the amounts referred to above in the Company's options, adjusted for provisions as defined in the agreement. Should the sellers not exercise their put option by May 31, 2004, all options would lapse and the Company would not be required to purchase any additional ownership interests in Comatrol.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

During the second quarter 2002, the Company acquired the assets of the low-voltage motor business of Thrige Electric. The acquisition was an all cash transaction of approximately $17.4 million and includes factories in Odense, Denmark, Berching, Germany, and Kaiserslautern, Germany. Thrige Electric is engaged in the production of low-voltage motors and integrated pump, steering or drive units used primarily in mobile machines in the material handling market. Thrige Electric has approximately 450 employees and annual sales of approximately $50.0 million. The Company owns 100% of the Thrige Electric operations and has consolidated the financial results of this business since the date of acquisition. The transaction resulted in approximately $8.3 million of goodwill being recognized. The Company is completing its allocation of the purchase price to the assets and liabilities acquired, and expects to complete this by March 31, 2003.

Dividend Restrictions

The Company's ability to pay dividends to its stockholders is effectively limited by certain restrictive covenants contained in the U.S. Revolving Credit Facility, Danish Revolving Credit Facility, and German credit agreements, which limit the amount of dividends the U.S. Operating Company, Danish Operating Company, and German Operating Company can distribute to the Company. During 2002, the U.S. Operating Company did not make any distributions to the Company. At December 31, 2002, $4.0 million was not restricted as to the payment of dividends to the Company. The German Operating Company did not make any distributions to the Company during 2002, and at December 31, 2002, $2.7 million was not restricted as to the payment of dividends. The Danish holding company distributed $2.6 million to the Company during 2002. The Danish holding company is not restricted from paying dividends to the Company through its revolving credit facility. However, the Danish holding company must receive governmental approval in advance of making dividend payments.

Non-Audit Services of Independent Auditors

Our auditors, KPMG LLP, perform the following non-audit services that have been approved by the Audit Committee of the Board of Directors: statutory audits; international and U.S. tax planning and compliance services; tax and financial due diligence for acquisitions; and expatriate tax services.

Outlook

The Company continues to be cautious in its outlook for 2003. Sales into most of the Company's markets increased during 2002 from 1% to 22% with turf care having the highest growth. Road building continued to be depressed, declining an additional 2% on top of prior years' declines. The ongoing weak road building market reflects the constraints of States and their budgets to fund highway projects in the Americas, with sales to all major OEMs declining during the year. The stronger euro currency to the U.S. dollar is affecting the competitiveness of European manufacturers to sell into the North American markets.

Uncertain of what the economic conditions will be throughout 2003, the Company is focusing on what it can control to continue to deliver improved operating results. As mentioned earlier, a global procurement team has been organized to reduce the cost of both direct and indirect materials. Resources are being deployed in Asia-Pacific, the Americas and Europe to capitalize on the many opportunities around the world. Within the European region, an initiative is underway to reorganize the sales and marketing structure through consolidation of many of these functions. The Company expects to incur approximately $4.0 million of costs in 2003 to carry out this restructuring with the benefits of this activity being realized near the end of 2003 and at a significant rate of savings beginning in 2004 onward. The Work Function segment is undergoing a process of outsourcing selective lower margin, lower volume product lines. Eliminating these lower volume, infrequent production runs will reduce cost by improving operating efficiencies in the affected plants. Continued emphasis is being placed on the Six-Sigma quality process that was formally launched within Sauer-Danfoss during 2001 as a complement to our lean manufacturing processes. Finally, continuing efforts are being made to move production from high-cost countries to lower-cost countries, such as the expansion that is continuing within our Slovakia manufacturing plants.

Overall, the Company expects its 2003 sales to increase by 3% to 5% from 2002 levels, and expects its contribution margin to improve by 1% to 2% as a result of the global procurement initiative discussed earlier. The Company will continue to closely monitor its need for capital expenditures, but expects that this will increase from the 2002 levels of $42.3 million to a range of $55.0 million to $65.0 million in 2003. Should the Company be successful in accomplishing these expectations in 2003, it expects net income per share to be in a range of $0.40 to $0.50 per share.

Consolidated Statements of Income

(in thousands, except per share data)	For the Years Ended December 31, 2002	2001	2000
Net Sales	**$952,308**	$855,279	$782,537
Costs and Expenses:			
Cost of sales	**732,879**	662,046	581,526
Selling, general and administrative	**128,646**	122,803	98,176
Research and development	**37,806**	38,054	29,874
Restructuring charges and impairments	**—**	—	11,232
Total costs and expenses	**899,331**	822,903	720,808
Operating income	**52,977**	32,376	61,729
Nonoperating Income (Expenses):			
Interest expense	**(22,510)**	(21,151)	(15,499)
Interest income	**5,291**	3,774	4,305
Royalty income	**—**	881	1,255
Other, net	**(2,605)**	(399)	2,023
Nonoperating expenses, net	**(19,824)**	(16,895)	(7,916)
Income Before Income Taxes and Minority Interest	**33,153**	15,481	53,813
Minority Interest in Income of Consolidated Companies	**(11,709)**	(7,882)	(9,660)
Equity in Net Earnings of Affiliates	**610**	—	—
Income Before Income Taxes	**22,054**	7,599	44,153
Provision for Income Taxes	**(7,387)**	(2,869)	(17,228)
Net Income Before Cumulative Effect of Change in Accounting Principle	**14,667**	4,730	26,925
Cumulative Effect of Change in Accounting Principle	**(695)**	—	—
Net income	**$ 13,972**	$ 4,730	$ 26,925
Basic and diluted net income per common share	**$ 0.29**	$ 0.10	$ 0.69
Weighted average basic shares outstanding	**47,395**	46,977	39,216
Weighted average diluted shares outstanding	**47,404**	46,980	39,217

Pro Forma Results Excluding Goodwill Amortization (in thousands, except per share data)	2002	2001	2000
Reported net income	**$ 13,972**	$ 4,730	$ 26,925
Add back goodwill amortization	**—**	2,832	1,247
Adjusted net income	**$ 13,972**	$ 7,562	$ 28,172
Net income per share:			
Reported basic and diluted net income per common share	**$ 0.29**	$ 0.10	$ 0.69
Add back goodwill amortization	**—**	0.06	0.03
Adjusted basic and diluted net income per common share	**$ 0.29**	$ 0.16	$ 0.72

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(in thousands, except per share data)	As of December 31, 2002	2001
Assets		
Current Assets:		
Cash and cash equivalents	**$ 12,397**	$ 14,324
Accounts receivable (net of allowance for doubtful accounts of $3,372 and $5,570 in 2002 and 2001, respectively)	**153,643**	134,586
Inventories	**164,686**	141,652
Other current assets	**23,057**	23,066
Total current assets	**353,783**	313,628
Property, Plant and Equipment, net	**443,147**	423,195
Other Assets:		
Goodwill, net	**105,288**	88,907
Other intangible assets, net	**28,274**	38,433
Investments in unconsolidated affiliates	**9,347**	1,391
Deferred income taxes	**18,071**	11,639
Other	**13,183**	7,788
Total other assets	**174,163**	148,158
	$971,093	$884,981
Liabilities and Stockholders' Equity		
Current Liabilities:		
Notes payable and bank overdrafts	**$ 56,010**	$ 53,046
Long-term debt due within one year	**27,085**	9,727
Accounts payable	**69,441**	57,096
Accrued salaries and wages	**22,833**	18,212
Accrued warranty	**14,242**	8,472
Other accrued liabilities	**25,226**	23,293
Total current liabilities	**214,837**	169,846
Long-Term Debt	**235,198**	236,026
Other Liabilities:		
Long-term pension liability	**42,747**	31,608
Postretirement benefits other than pensions	**16,782**	16,337
Deferred income taxes	**44,778**	42,991
Other	**20,674**	15,408
Total other liabilities	**124,981**	106,344
Minority Interest in Net Assets of Consolidated Companies	**27,118**	25,581
Stockholders' Equity:		
Preferred stock, par value $.01 per share, authorized 4,500 shares, no shares issued or outstanding	**—**	—
Common stock, par value $.01 per share, authorized 75,000 shares in 2002 and 2001; issued and outstanding 47,419 in 2002 and 47,411 in 2001	**474**	474
Additional paid-in capital	**313,760**	313,662
Retained earnings	**49,498**	48,803
Accumulated other comprehensive income (loss)	**5,346**	(15,663)
Unamortized restricted stock compensation	**(119)**	(92)
Total stockholders' equity	**368,959**	347,184
Commitments and contingencies	**—**	—
	$971,093	$884,981

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

(in thousands, except per share data)	Number of Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unamortized Restricted Stock Compensation	Common Stock in Treasury	Total
Year Ended December 31, 2000:								
Beginning balance	27,399	$281	$120,053	$ 41,863	$ (7,038)	$(1,707)	$(2,700)	$150,752
Comprehensive income:								
Net income	—	—	—	26,925	—	—	—	—
Pension adjustment	—	—	—	—	(134)	—	—	—
Translation adjustment	—	—	—	—	(3,482)	—	—	—
Total comprehensive income	—	—	—	—	—	—	—	23,309
Treasury shares issued for acquisition	103	—	768	—	—	—	413	1,181
Shares issued for acquisition	16,150	161	180,070	—	—	—	—	180,231
Repurchase of common stock	(600)	—	—	—	—	—	(5,722)	(5,722)
Shares issued to minority interest partner	2,250	23	19,665	—	—	—	—	19,688
Common control – deemed dividend	—	—	(17,337)	—	—	—	—	(17,337)
Restricted stock grant	10	—	85	—	—	(85)	—	—
Restricted stock compensation	—	—	—	—	—	1,735	—	1,735
Cash dividends ($.28 per share)	—	—	—	(11,440)	—	—	—	(11,440)
Ending balance	45,312	465	303,304	57,348	(10,654)	(57)	(8,009)	342,397
Year Ended December 31, 2001:								
Comprehensive income:								
Net income	—	—	—	4,730	—	—	—	—
Pension adjustment	—	—	—	—	(200)	—	—	—
Translation adjustment	—	—	—	—	(4,809)	—	—	—
Total comprehensive loss	—	—	—	—	—	—	—	(279)
Treasury shares issued for acquisition	1,172	—	2,244	—	—	—	8,009	10,253
Shares issued for acquisition	919	9	8,036	—	—	—	—	8,045
Restricted stock grant	8	—	78	—	—	(78)	—	—
Restricted stock compensation	—	—	—	—	—	43	—	43
Cash dividends ($.28 per share)	—	—	—	(13,275)	—	—	—	(13,275)
Ending balance	47,411	474	313,662	48,803	(15,663)	(92)	—	347,184
Year Ended December 31, 2002:								
Comprehensive income:								
Net income	—	—	—	13,972	—	—	—	—
Pension adjustment	—	—	—	—	(1,353)	—	—	—
Unrealized gains on forward currency exchange contracts	—	—	—	—	1,427	—	—	—
Translation adjustment	—	—	—	—	20,935	—	—	—
Total comprehensive income	—	—	—	—	—	—	—	34,981
Restricted stock grant	8	—	98	—	—	(98)	—	—
Restricted stock compensation	—	—	—	—	—	71	—	71
Cash dividends ($.28 per share)	—	—	—	(13,277)	—	—	—	(13,277)
Ending balance	**47,419**	**$474**	**$313,760**	**$ 49,498**	**$ 5,346**	**$ (119)**	**—**	**$368,959**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	2002	For the Years Ended December 31, 2001	2000
Cash Flows from Operating Activities:			
Net income	**$ 13,972**	$ 4,730	$ 26,925
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of change in accounting principle	**695**	—	—
Depreciation and amortization	**72,156**	69,474	53,338
Minority interest in income of consolidated companies	**11,709**	7,882	9,660
Equity in net earnings of affiliates	**(610)**	—	—
(Increase) decrease in working capital, excluding effects of acquisitions —			
Accounts receivable, net	**13,182**	4,028	15,433
Inventories	**(434)**	11,404	(20,928)
Accounts payable	**(6,374)**	(16,735)	(8,229)
Accrued liabilities	**4,276**	575	17,845
Other	**(10,289)**	(14,092)	(12,185)
Net cash provided by operating activities	**98,283**	67,266	81,859
Cash Flows from Investing Activities:			
Purchases of property, plant and equipment	**(42,278)**	(69,697)	(67,931)
Purchase of minority interest	**—**	—	(138)
Payments for acquisitions, net of cash acquired	**(25,084)**	(41,510)	5,386
Proceeds from sales of property, plant and equipment	**1,090**	1,064	378
Net cash used in investing activities	**(66,272)**	(110,143)	(62,305)
Cash Flows from Financing Activities:			
Net borrowings (repayments) on notes payable and bank overdrafts	**(6,025)**	13,126	16,976
Net borrowings (repayments) of long-term debt	**(5,490)**	47,146	12,411
Repurchase of common stock	**—**	—	(5,722)
Cash dividends	**(13,277)**	(13,275)	(11,440)
Distribution to minority interest partners	**(9,625)**	(13,500)	(6,819)
Net cash provided by (used in) financing activities	**(34,417)**	33,497	5,406
Effect of Exchange Rate Changes	**479**	(1,050)	(5,267)
Cash and Cash Equivalents:			
Net increase (decrease) during the year	**(1,927)**	(10,430)	19,693
Beginning balance	**14,324**	24,754	5,061
Ending balance	**$ 12,397**	$ 14,324	$ 24,754
Supplemental Cash Flow Disclosures:			
Interest paid	**$ 20,775**	$ 20,552	$ 13,513
Income taxes paid	**$ 11,083**	$ 10,044	$ 20,444

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows (continued)

(in thousands)	For the Years Ended December 31, **2002**	2001	2000
Supplemental schedule of noncash investing and financing activities:			
During 2001, the Company acquired assets of certain distribution operations of the fluid power business of Danfoss A/S in exchange for 2,091 shares of common stock. The consideration paid and allocation is as follows:			
Consideration paid:			
Common stock issued	—	$18,298	—
Other liabilities assumed	—	6,497	—
	—	$24,795	—
Allocated to:			
Inventory	—	$ 7,248	—
Accounts receivable	—	9,020	—
Other current assets	—	902	—
Property, plant and equipment	—	193	—
Goodwill and other intangibles	—	7,432	—
	—	$24,795	—
During 2000, the Company acquired Danfoss Fluid Power Companies in exchange for 16,150 shares of common stock. The consideration paid and allocation is as follows:			
Consideration paid:			
Common stock issued	—	—	$180,232
Long-term debt assumed	—	—	81,180
Other liabilities assumed	—	—	65,520
	—	—	$326,932
Allocated to:			
Cash acquired	—	—	$ 12,563
Inventory	—	—	48,786
Other current assets	—	—	68,503
Property, plant & equipment	—	—	141,255
Goodwill and other intangibles	—	—	55,825
	—	—	$326,932

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2002, 2001, and 2000 (in thousands, except per share data)

(1) Summary of Significant Accounting Policies:

Basis of Presentation and Principles of Consolidation

Sauer-Danfoss Inc., a U.S. Delaware corporation, and subsidiaries (the Company) is a leading international manufacturer of components and systems that generate, transmit and control fluid power in mobile equipment. The Company's products are used by original equipment manufacturers of mobile equipment, including construction, road building, agricultural, turf care, and specialty vehicle equipment. The Company's products are sold throughout the world either directly or through distributors.

The consolidated financial statements represent the consolidation of all companies in which the Company has a controlling interest and are stated in accordance with accounting principles generally accepted in the United States of America. The Company records its investment in each unconsolidated affiliated company (generally 20 to 50 percent owned) at its related equity in the net assets of such affiliate. All significant intercompany balances, transactions and profits have been eliminated in the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

New Accounting Principles

In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also provides new criteria in the determination of intangible assets, including goodwill acquired in a business combination, and expands the financial disclosures concerning business combinations consummated after June 30, 2001. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually at the reporting level using a two-step impairment test.

Effective January 1, 2002, the Company adopted SFAS No. 142. In connection with the adoption of SFAS No. 142, the Company reclassified $6,091 of "Established Workforce" from other intangibles into goodwill and performed an evaluation of goodwill as of January 1, 2002. The results of this evaluation indicated that goodwill related to the open circuit reporting unit within the Work Function segment was impaired. The performance of this reporting unit has not met management's original expectations, primarily due to economic factors and the competitive nature of this commodity-type product. The Company measured the amount of impairment based on a comparison of the fair value to its carrying value. Fair value was determined using a discounted cash flow methodology by applying an appropriate weighted average cost of capital, and cost methodology. The Company recognized a $695 noncash after-tax charge as a cumulative effect of change in accounting principle for the write-off of goodwill related to the open circuit reporting unit. The Company expects the performance of the open circuit business to improve over the next few years as a result of product rationalization and the moving of manufacturing into lower-cost countries. The Company remains committed to this business.

The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

	Propel Segment	Work Function Segment	Controls Segment	Total
Balance as of January 1, 2002	$28,485	$17,718	$42,704	$ 88,907
Reclassification of established workforce	2,725	1,609	1,757	6,091
Goodwill acquired during period	—	—	8,291	8,291
Impairment losses	—	(695)	—	(695)
Translation adjustment	820	489	1,385	2,694
Balance as of December 31, 2002	$32,030	$19,121	$54,137	$105,288

In June 2002, FASB issued SFAS No. 146, "Accounting for the Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize liabilities and costs associated with exit or disposal activities initiated after

December 15, 2002, when they are incurred, rather than when management commits to a plan to exit an activity. While the Company is undergoing a number of activities to restructure its sales and distribution activities in Europe and to rationalize certain production facilities and products in the future, the Company does not expect the adoption of SFAS No. 146 to have a material effect on the Company's financial position or net income. There were no costs associated with these plans recorded in the financial results for the year ended December 31, 2002.

Revenue Recognition

Net sales are recorded at the time of shipment to customers along with related expenses including estimates for future warranty expense. This is consistent with when the risks and rewards of ownership and title to the product have transferred to the customer.

Cash and Cash Equivalents

Cash equivalents are considered by the Company to be all highly liquid instruments purchased with original maturities of three months or less.

Trade Receivables

The Company records trade receivables due from its customers at the time sales are recorded in accordance with its revenue recognition policy. The future collectability of these amounts can be impacted by the Company's collection efforts, the financial stability of its customers, and the general economic climate in which it operates. The Company applies a consistent practice of establishing an allowance for accounts that it feels may become uncollectible through reviewing the historical aging of its receivables and by monitoring the financial strength of its customers. Where the Company becomes aware of a customer's inability to meet its financial obligations (i.e., where it has filed for bankruptcy), the Company establishes a specific allowance for the potential bad debt to reduce the net recognized receivable to the amount it reasonably believes will be collected. The valuation of trade receivables is performed quarterly.

Inventories

Inventories are valued at the lower of cost or market, using various cost methods, and include the cost of material, labor and factory overhead. The percentage of year-end inventory using average cost, first-in, first-out (FIFO), and last-in, first-out (LIFO) was 55%, 28%, and 17%, respectively, for 2002 and 51%, 28%, and 21%, respectively, for 2001. The change in the percentage mix of year-end inventory between 2002 and 2001 is due to the use of average cost by the locations acquired during 2002.

Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at historical cost, net of accumulated depreciation. Depreciation is generally computed using the straight-line method for building equipment and buildings over 10 to 37 years and for machinery and equipment over 3 to 12 years. Additions and improvements that substantially extend the useful life of a particular asset are capitalized. Repair and maintenance costs ($20,264, $22,012, and $22,059 in 2002, 2001, and 2000, respectively) are charged to expense. When property, plant and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in net income.

Goodwill and Other Intangible Assets

Goodwill and other intangibles represent the excess of the purchase price over the estimated fair values of net tangible assets acquired in the purchase of businesses. Prior to 2002, goodwill and other intangibles were being amortized on a straight-line basis over periods ranging from 2 to 40 years. Beginning in 2002 with the adoption of SFAS No. 142 as noted above, the Company no longer amortizes goodwill and will write down goodwill only for impairments. Other intangibles with remaining identifiable lives will continue to be amortized as they have been in the past. Goodwill was $105,288 and $88,907 as of December 31, 2002 and 2001, net of accumulated amortization and impairment of $9,364 in 2002 and of accumulated amortization of $8,669 in 2001. Amortization of other intangibles was $3,642 in 2002. Amortization of goodwill and other intangibles was $6,946 for 2001 and $2,499 for 2000.

Product Warranty

The Company warrants its various products over differing periods depending upon the type of product and application. Consequently, the Company, from time to time in the normal course of business, incurs costs to repair or replace defective products. In these instances, the Company will record a specific provision for the costs it will incur to repair or replace these products utilizing information from customers and internal information regarding the specific cost of materials and labor.

In addition, the Company records a provision for future warranty claims against its applicable product sales based on past trends of actual warranty claims compared to the actual sales levels to which those claims apply. This analysis is prepared on a quarterly basis. The following table shows the activity of the accrued warranty account during 2002:

	Year Ended December 31, 2002
Balance at January 1, 2002	$ 8,472
Amounts assumed in acquisitions	434
Charged to costs and expenses	7,482
Charges to provision	(2,763)
Effect of exchange rate changes	617
Balance at December 31, 2002	**$14,242**

Impairment of Long-Lived Assets and Assets to be Disposed Of

Consistent with the requirements of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company periodically assesses whether events or circumstances have occurred that may indicate the carrying value of its long-lived tangible and intangible assets may not be recoverable. The carrying value of long-lived tangible and intangible assets to be held and used is evaluated based on the expected future undiscounted operating cash flows. When events or circumstances indicate the carrying value of an asset is impaired, the Company recognizes an impairment loss to the extent that the carrying value of the assets exceeds the fair value of the assets. During 2001, the Company closed a manufacturing plant in Racine, Wisconsin, as part of a restructuring related to an acquisition. An independent third-party appraisal was obtained and the Company has adjusted the carrying value of the facility to its held-for-sale amount of $6,900. The Company is actively pursuing offers to sell the facility, but as of December 31, 2002, there were no formal offers in hand. The carrying value of the facility is included in the assets of the Corporate Function segment in Note 15. Based upon its most recent analysis, the Company believes that no further impairments existed at December 31, 2002.

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of the Company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred taxes when it is more likely than not that a tax benefit will not be realized.

Earnings Per Share

Basic net income per common share is based on the weighted average number of common shares outstanding in each year. Diluted net income per common share assumes that outstanding common shares were increased by shares issuable upon exercise of those restricted stock shares for which market price exceeds exercise price, if any, less shares which could have been purchased by the Company with the related proceeds. Shares resulting in an antidilutive effect are excluded in accordance with SFAS No. 128 "Earnings per Share."

Fair Value of Financial Instruments

Fair value estimates, methods, and assumptions are set forth below.

The carrying values of cash and cash equivalents, accounts and other receivables, notes payable and bank overdrafts, and accounts payable approximates fair value because of the short-term nature of these instruments.

The fair value of long-term debt is calculated by discounting scheduled cash flows through maturity using estimated market discount rates. The discount rate is estimated using the rates currently offered for long-term debt of similar remaining maturities. At December 31, 2002, the Company estimated the fair value of its long-term debt, including amounts due within one year, at $266,998, compared to $246,557 at December 31, 2001. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Translation of Foreign Currencies

Assets and liabilities of consolidated foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the end of each period, while revenues and expenses are translated at average exchange rates prevailing during the period. The resulting translation adjustments are included in stockholders' equity. Gains or losses on transactions denominated in foreign currencies and the related tax effects, which are not material, are reflected in net income.

Derivatives and Hedging

During 2002, the Company entered into a foreign currency hedge contract to protect against the effects of foreign currency fluctuations for a loan to the U.S. holding company from a Danish bank denominated in euros. At December 31, 2002, the notional amount of this hedge was 25,350 euros and expires in January 2005. The mark-to-market gain or loss due to currency fluctuations on both the loan and the currency contract are reported in Other Income (Expense) in the Consolidated Statements of Income. In addition, the Company assumed a foreign currency exchange contract through its acquisition of the Thrige Electric business in Denmark. The contract was recorded at its fair value at the date of acquisition. At December 31, 2002, the notional amount of this foreign currency exchange contract was $5,700 and expires in December 2003.

Reclassifications

Certain previously reported amounts have been reclassified to conform to the current period presentation.

(2) Business Ventures:

On December 30, 1996, the German Holding Company and ZTS, a.s. formed a business venture organized as a Slovakian corporation under the name Sauer ZTS, a.s. The German Holding Company contributed approximately $5,800 of cash and technology for a 65% interest in Sauer ZTS, a.s. During 1998, the Company contributed an additional $693 to increase its interest in Sauer ZTS, a.s. to 87.8%. During 2000, the Company contributed $138 to increase its interest in Sauer ZTS, a.s. to 88.4%. During 2001, the Company contributed $1,491 to increase its interest in Sauer ZTS, a.s. to 89.6% and changed the name of the company to Sauer-Danfoss (Dubnica) a.s. During 2002, the Company contributed $879 to purchase the remaining interest in Sauer-Danfoss (Dubnica), a.s. The principal business of Sauer-Danfoss (Dubnica) a.s. is the manufacture of high power hydrostatic transmissions. The Company consolidates Sauer-Danfoss (Dubnica) a.s. into its consolidated financial statements.

Effective April 1, 2001, the Company entered into an agreement with Topcon Laser Systems, Inc. to create a new joint venture company called TSD Integrated Controls LLC (TSD). TSD operates out of the Company's Minneapolis, Minnesota, facility and out of a facility in Pleasanton, California. This new company focuses on the development and marketing of electronic systems used to control the work functions of vehicles. The Company owns 50.1% of TSD and accordingly, consolidates TSD into its consolidated financial statements.

On September 27, 2001, the Company completed the transaction with Daikin Industries, Ltd. to establish two joint venture companies. The two companies, a sales company and a manufacturing company, will operate as part of the Company's global organization covering the Asia-Pacific region. The Company owns 65% of the sales company and 45% of the manufacturing company. Accordingly, the Company consolidates the sales company, and accounts for the manufacturing company under the equity method.

During the first quarter 2002, the Company purchased a minority interest in Comatrol S.p.A. Comatrol, located in Reggio Emilia, Italy, has 90 employees and approximately $16,000 in annual sales. The Company, which paid approximately $8,400, owns 45% of Comatrol as a minority interest partner and has recorded its share of Comatrol's earnings using the equity method since the date of acquisition. The Company has the option to acquire additional ownership interest in Comatrol in two phases in the future. The first option period runs from March 1, 2003 through March 31, 2003, whereby the Company could acquire an additional 40% of Comatrol's total capital for approximately $8,500, at which time the Company would then consolidate the results of Comatrol. If the Company does not exercise this option by March 31, 2003, the option lapses. The second option period runs from April 1, 2004 through April 30, 2004, and allows for the Company to acquire the remaining 15% of Comatrol for approximately $3,400, contingent on exercising the first option described above. Should the Company elect to not exercise either of these two options, the sellers would then have a put option which would run from May 1, 2004 through May 31, 2004, during which time the sellers could require the Company to acquire the remaining outstanding shares of Comatrol for approximately the amounts referred to above in the Company's options, adjusted for provisions as defined in the agreement. Should the sellers not exercise their put option by May 31, 2004, all options would lapse and the Company would not be required to purchase any additional ownership interests in Comatrol.

(3) Business Combinations:

During the second quarter 2002, the Company acquired the assets of the low-voltage motor business of Thrige Electric. The acquisition was an all cash transaction of approximately $17,400 and includes factories in Odense, Denmark, Berching, Germany, and Kaiserslautern, Germany. Thrige Electric is engaged in the production of low-voltage motors and integrated pump, steering or drive units used primarily in mobile machines in the material handling market. Thrige Electric has approximately 450 employees and annual sales of approximately $50,000. The Company owns 100% of the Thrige Electric operations and has consolidated the financial results of this business since the date of acquisition. The transaction resulted in approximately $8,300 of goodwill being recognized. The Company is completing its allocation of the purchase price to the assets and liabilities acquired, and expects to complete this by March 31, 2003.

(4) Minority Interests:

Minority interest in net assets and income reflected in the accompanying consolidated financial statements consists of:

a) A 40% minority interest held by Agri-Fab, Inc. in Hydro-Gear Limited Partnership, a U.S. limited partnership, for 2002, 2001 and 2000.
b) The Murmann Limited Partners, as holders of limited partnership interests, in the results of the German Operating Company equal to 7.6% of the income of Sauer Inc. and subsidiaries before taxes and the Murmann Limited Partnership Interests through May 3, 2000.
c) A 40% minority interest held by Shanghai Hydraulics and Pneumatics in Sauer Shanghai Hydraulic Transmission Company Ltd., a Chinese equity business venture for 2002, 2001, and 2000.
d) A minority interest held by ZTS, a.s. in Sauer-Danfoss (Dubnica) a.s., a Slovakian corporation, equal to 10.4% for 2001, and 11.6% for 2000.
e) A 35% minority interest held by Daikin Industries Ltd. in Sauer-Danfoss Daikin, Ltd., a Japanese corporation, since October 1, 2001.
f) A 49.9% minority interest held by Topcon Laser Systems in TSD Integrated Controls LLC, a U.S. limited partnership, since April 1, 2001.

The following tables set forth the components of minority interest in the consolidated balance sheets and consolidated statements of income:

Minority Interest Reflected in Consolidated Balance Sheets

	December 31,	
	2002	2001
Hydro-Gear Limited Partnership	**$21,739**	$20,703
Sauer Shanghai Hydraulic Transmission Company	**3,621**	2,546
Sauer-Danfoss (Dubnica), a.s.	**—**	832
Sauer-Danfoss Daikin, Ltd.	**1,362**	1,181
TSD Integrated Controls LLC	**396**	319
Total	**$27,118**	$25,581

Minority Interest in (Income) Loss Reflected in Consolidated Statements of Income

	Years Ended December 31,		
	2002	2001	2000
Hydro-Gear Limited Partnership	**$(10,412)**	$(7,690)	$(9,180)
German Operating Company	**—**	—	(1,486)
Sauer Shanghai Hydraulic Transmission Company	**(934)**	(76)	1,042
Sauer-Danfoss (Dubnica), a.s.	**—**	57	(36)
Sauer-Danfoss Daikin, Ltd.	**(36)**	96	—
TSD Integrated Controls LLC	**(327)**	(269)	—
Total	**$(11,709)**	$(7,882)	$(9,660)

Until May 3, 2000, the Company was the general partner and 80% owner of the German Operating Company. The Murmann Limited Partners had certain rights, which included an annual cash payment equal to 7.6% of the income of Sauer Inc. and sub-

sidiaries before taxes and the Murmann Limited Partnership Interests and the right to consent to certain actions of the German Operating Company. However, the Company had the right to elect by the action of its independent directors or the holders of its common stock other than the Murmann family to terminate the Murmann Limited Partnership Interests in exchange for 2,250 shares of common stock of Sauer Inc. As such, the Company controlled and consolidated the German Operating Company.

As a result of the Danfoss Fluid Power acquisition, the Company elected, by the action of its independent directors, to terminate the limited partnership interests. Pursuant to the terms of the agreement creating the limited partnership, in exchange for the termination of the limited partnership interests, the Company issued 2,250 shares of its common stock and paid the balance of the current accounts of the Limited Partners of $3,873. The difference between the fair market value of the shares issued and the historical basis of the limited partnership interest was considered to be a deemed dividend of $17,337 under common control accounting. In addition, the agreement required the Company to pay an amount in cash equal to the income tax payable as a result of the exchange of the shares of common stock of the Company for the limited partnership interests, but not to exceed 11,942 euros, $12,539 at December 31, 2002, using an exchange rate of 1.05 euros to the U.S. dollar. As of December 31, 2002, the Company has paid $3,254 toward this tax liability. However, the Murmann Limited Partners are currently in dispute in the German tax courts over the total amount of tax liability related to this transaction. Although the Company may ultimately be liable for additional tax liability related to the termination of this agreement, there is no reasonable way to estimate the future outcome; therefore, no further accrual has been made at this time. However, the Company believes that the outcome of this matter will not have a materially adverse effect on its results of operations, liquidity or financial position.

(5) Inventories:

The composition of inventories is as follows:

	December 31,	
	2002	2001
Raw materials	**$ 60,143**	$ 49,839
Work in process	**30,662**	23,343
Finished goods and parts	**82,841**	77,189
LIFO allowance	**(8,960)**	(8,719)
Total	**$164,686**	$141,652

(6) Property, Plant and Equipment:

The cost and related accumulated depreciation of property, plant and equipment are summarized as follows:

	December 31,	
	2002	2001
Cost—		
Land and improvements	**$ 13,663**	$ 8,083
Buildings and improvements	**111,980**	102,485
Machinery and equipment	**842,143**	711,098
Construction in progress	**34,207**	48,072
Plant and equipment under capital lease	**13,935**	2,373
Total cost	**1,015,928**	872,111
Less- accumulated depreciation	**(572,781)**	(448,916)
Net property, plant and equipment	**$ 443,147**	$ 423,195

Depreciation expense for 2002, 2001, and 2000 was $68,514, $62,528, and $50,839, respectively.

(7) Pension Benefits:

The Company has noncontributory defined benefit plans covering a significant number of its employees. The benefits under these plans are based primarily on years of service and compensation levels. The Company's funding policy outside of Germany is to contribute annually an amount that falls within the range determined to be deductible for income tax purposes. The net pension liabilities reflected in the accompanying consolidated balance sheets result principally from unfunded pension plans of the Company's operations in Germany, where it is common practice to fund pension obligations at the time payments are made to retirees, and the unfunded portion of the U.S. plan.

Pension expense for 2002, 2001, and 2000 for these defined benefit plans consists of the following components:

	December 31,		
	2002	2001	2000
Service cost	**$ 3,538**	$ 3,240	$ 3,298
Interest cost	**7,919**	7,151	6,820
Expected return on plan assets	**(6,824)**	(6,945)	(6,892)
Amortization of prior service cost	**562**	592	426
Amortization of net loss	**267**	132	46
Amortization of transition obligation	**—**	(251)	(262)
Net periodic pension expense	**$ 5,462**	$ 3,919	$ 3,436

The following table sets forth the plans' funded status as of the respective balance sheet dates. Prior to 2002, the Company's U.K. plan had a funded status of Assets Exceed Accumulated Benefits and has been shown separately in the table below. As of December 31, 2002, the U.K. plan now has a funded status of having Accumulated Benefits Exceed Assets. However, for comparison purposes and due to the fact that the U.K. plan still has a net asset amount recognized in the consolidated balance sheets, the U.K. plan is still shown separately in the following table as of December 31, 2002.

	December 31, 2002		December 31, 2001	
	Accumulated Benefits Exceed Assets	**Accumulated Benefits Exceed Assets**	Assets Exceed Accumulated Benefits	Accumulated Benefits Exceed Assets
Benefit obligation at January 1	**$(23,742)**	**$ (89,961)**	$(17,747)	$(85,813)
Service cost	**(1,073)**	**(2,465)**	(775)	(2,465)
Interest cost	**(1,455)**	**(6,464)**	(1,156)	(5,995)
Benefit obligation assumed by acquisition	**—**	**(1,140)**	—	(802)
Plan participant contributions	**(329)**	**—**	(351)	—
Plan amendments	**(1,276)**	**—**	(4,320)	(1,866)
Actuarial gain (loss)	**1,228**	**(13,820)**	(897)	1,530
Benefit payments	**875**	**4,793**	1,143	4,672
Effect of exchange rate changes	**(2,654)**	**(4,193)**	361	778
Benefit obligation at December 31	**(28,426)**	**$(113,250)**	(23,742)	(89,961)
Reconciliation of fair value of plan assets				
Fair value of plan assets at January 1	**24,052**	**65,450**	27,941	60,606
Plan assets assumed by acquisition	**—**	**—**	—	122
Actual return on plan assets	**(2,849)**	**(1,907)**	(3,024)	5,348
Employer contributions	**1,022**	**87**	664	2,954
Effect of exchange rate changes	**2,368**	**179**	(737)	—
Plan participants' contributions	**329**	**—**	351	—
Benefit payments	**(875)**	**(4,188)**	(1,143)	(3,580)
Fair value of plan assets at December 31	**24,047**	**59,621**	24,052	65,450
Funded status at December 31	**(4,379)**	**(53,629)**	310	(24,511)
Unrecognized prior service cost	**1,576**	**3,450**	305	3,067
Unrecognized actuarial (gain) loss	**9,186**	**11,053**	5,145	(9,061)
Unrecognized net transition obligation	**—**	**—**	66	—
Net amount recognized	**$ 6,383**	**$ (39,126)**	$ 5,826	$(30,505)

Amounts recognized in the balance sheet as of:

	December 31, 2002		December 31, 2001	
	Accumulated Benefits Exceed Assets	**Accumulated Benefits Exceed Assets**	Assets Exceed Accumulated Benefits	Accumulated Benefits Exceed Assets
Long-term pension asset (liability)	**$6,383**	**$(42,747)**	$5,826	$(31,608)
Current pension liability	**—**	**(2,147)**	—	—
Intangible asset	**—**	**2,999**	—	—
Accumulated other comprehensive income	**—**	**2,769**	—	1,103
Net amount recognized	**$6,383**	**$(39,126)**	$5,826	$(30,505)

Significant assumptions used in determining pension expense and related pension obligations are as follows:

		December 31,	
	2002	2001	2000
Discount rates—			
United States	**7.0%**	7.5%	7.5%
Germany	**5.8 – 6.5**	6.5	6.5
United Kingdom	**5.5**	5.8	7.0
Rates of increase in compensation levels—			
United States	**4.5**	4.5	4.5
Germany	**2.5**	2.5	2.5
United Kingdom	**3.5**	3.8	5.0
Expected long-term rate of return on assets—			
United States	**8.5**	8.5	8.5
United Kingdom	**6.5**	6.8	7.0

The plans' assets consist principally of short-term U.S. Government securities, U.K. Government securities, equity securities, and fixed income contracts.

(8) Postretirement Benefits Other than Pensions:

The Company provides health benefits for certain retired employees and certain dependents when the employee becomes eligible for these benefits by satisfying plan provisions that include certain age and service requirements. Health benefits for retirees of non-U.S. operations, where applicable, are provided through government-sponsored plans to which contributions by the Company are required. The health benefit plans covering certain groups of U.S. employees are contributory, with contributions reviewed annually and adjusted as appropriate. These plans contain other cost-sharing features such as deductibles and coinsurance. The Company does not pre-fund these plans and has the right to modify or terminate any of these plans in the future.

The components of the postretirement benefit provisions of the Company-sponsored plans for 2002, 2001, and 2000 were as follows:

	2002	2001	2000
Service cost	**$ 528**	$ 438	$ 413
Interest cost	**1,476**	1,258	1,186
Net deferral and amortization	**158**	24	24
Postretirement benefit provision	**$2,162**	$1,720	$1,623

The funded status of the Company-sponsored plans was as follows:

	December 31, 2002	2001
Reconciliation of benefit obligation:		
Accumulated postretirement benefit liability at January 1	**$(19,368)**	$(17,629)
Service cost	**(528)**	(438)
Interest cost	**(1,476)**	(1,258)
Actuarial gain (loss)	**(2,626)**	(1,115)
Benefit payments	**1,692**	1,072
Accumulated postretirement benefit liability at December 31	**(22,306)**	(19,368)
Reconciliation of fair value of plan assets:		
Fair value of plan assets at January 1	**—**	—
Employer contributions	**1,692**	1,072
Benefit payments	**(1,692)**	(1,072)
Fair value of plan assets at December 31	**—**	—
Funded status	**(22,306)**	(19,368)
Unrecognized actuarial loss	**5,524**	3,031
Postretirement benefit liability	**$(16,782)**	$(16,337)

The assumed weighted average annual rate of increase in the per capita cost of medical benefits is 11.0% for 2003 and is assumed to decrease ratably in 2004 through 2005 and remain level at 5.0% thereafter.

U.S. employees retiring after March 1, 1993, and hired prior to January 1, 1993, will receive the standard health benefits up to age 65 and then will be eligible for a Medicare reimbursement allowance based on years of service. U.S. employees hired after January 1, 1993, will only be eligible after age 65 for a Medicare reimbursement allowance based on years of service.

A one percent increase or decrease in the annual health care trend rates would have increased or decreased the accumulated postretirement benefit obligation at December 31, 2002, by $1,896, and increased or decreased postretirement benefit expense for 2002 by $218. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation was 7.0% for 2002, and 7.5% for 2001 and 2000.

(9) Long-Term Incentive Plan:

The Company's Long-Term Incentive Plan provides for the grant of stock options, stock appreciation rights, restricted stock, performance units, performance shares and other incentive awards to officers and key employees and for the reimbursement to certain participants for the personal income tax liability resulting from such awards. The total number of shares of common stock that may be subject to awards or be issued under the Long-Term Incentive Plan shall not exceed 2,400 shares, of which no more than 1,200 shares may be issued as restricted stock.

The Company also has a Nonemployee Director Stock Option and Restricted Stock Plan which permits the granting of non-qualified stock options and restricted common stock to directors of the Company who are not also employees of the Company. The total number of shares of common stock to be issued under this plan shall not exceed 250 shares.

During 2002 and 2001, the Company awarded 8 shares of restricted stock in each of the years to nonemployee directors and 242 and 220, respectively, of performance units to employees. The restricted stock awards entitle the participants to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. The value of each award was established based on the market value of the stock as of the grant date. The shares vest over three years. The performance units entitle the participants to an amount equal to the Company's dividends and vest after three years with the Company recognizing compensation expense over the vesting period based on the market price of the shares over the vesting period.

Unearned compensation related to the restricted stock is shown as a reduction of stockholders' equity in the accompanying consolidated balance sheets and is being amortized ratably over the life of the grants. Unearned compensation was computed based on the market value of the restricted shares. Compensation expense recognized in conjunction with the restricted stock outstanding in 2002, 2001, and 2000 amounted to $71, $43, and $1,735, respectively.

(10) Income Taxes:

The Company's income (loss) before income taxes is as follows:

	Years Ended December 31,		
	2002	2001	2000
United States	**$ (2,119)**	$ (8,104)	$17,693
European and other	**23,478**	15,703	26,460
Total	**$21,359**	$ 7,599	$44,153

The Company's primary German operation is treated as a flow-through entity for United States tax purposes. The above analysis of pretax income and the following analysis of the income tax provision by taxing jurisdiction are therefore not directly related.

The (provision) benefit for income taxes by taxing jurisdiction location is as follows:

	Years Ended December 31,		
	2002	2001	2000
Current:			
United States			
Federal	**$ 424**	$ 6,009	$ (6,544)
State	**(966)**	1,026	(346)
European and other	**(9,498)**	(8,405)	(9,154)
Total current	**(10,040)**	(1,370)	(16,044)
Deferred:			
United States			
Federal	**1,574**	(2,158)	(554)
State	**278**	(576)	445
European and other	**801**	1,235	(1,075)
Total deferred	**2,653**	(1,499)	(1,184)
Total income tax provision	**$(7,387)**	$(2,869)	$(17,228)

A reconciliation of the U.S. statutory and effective income tax provision (benefit) based on the Company's income before income taxes is as follows:

	Years Ended December 31,		
	2002	2001	2000
U.S. statutory tax rate	**35.0%**	35.0%	35.0%
Deferred tax benefit not previously recognized	**—**	(18.2)	(0.6)
Goodwill and nondeductible expenses	**2.1**	16.5	2.7
European and Asian locations' losses not tax benefited	**1.8**	14.3	1.2
U.S. tax on distributed foreign earnings	**—**	—	1.8
Taxes on European locations' income at rates which differ from the U.S. rate	**(8.4)**	(7.5)	(1.9)
State income taxes	**1.9**	(2.9)	0.8
Other	**2.2**	0.6	—
Effective income tax rate	**34.6%**	37.8%	39.0%

Notes to Consolidated Financial Statements (continued)

The components of the Company's net deferred tax assets and (liabilities), determined on a jurisdictional and entity basis, are attributable to the following:

	December 31,			
	2002		2001	
	Assets	**Liabilities**	Assets	Liabilities
Tax loss and tax credit carryforwards	**$ 25,417**	**$ —**	$ 24,265	$ 312
Internal Revenue Code Section 743 and other tax basis step-ups	**2,205**	**—**	2,269	—
Deferred compensation, post-retirement and accrued pension benefits	**3,715**	**7,729**	2,910	8,929
Fixed asset basis differences	**2,438**	**(41,463)**	2,487	(39,201)
Restructuring accruals	**—**	**—**	—	468
Inventory and warranty accruals	**10,649**	**(1,031)**	8,840	(219)
Intangible asset fair market value step-up	**—**	**(9,679)**	—	(12,306)
Other items	**4,148**	**(334)**	2,078	(974)
Gross deferred tax assets/(liabilities)	**48,752**	**(44,778)**	42,849	(42,991)
Valuation allowance	**(23,648)**	**—**	(22,732)	—
Net deferred tax assets/(liabilities)	**24,924**	**(44,778)**	20,117	(42,991)
Less-current portion	**(6,853)**	**—**	(8,478)	—
Net deferred tax assets/(liabilities), long-term	**$ 18,071**	**$(44,778)**	$ 11,639	$(42,991)

For the years ended December 31, 2002 and 2001, the valuation allowance increased by $916 and $1,168, respectively. The 2002 and 2001 increases stem primarily from valuation allowances established against foreign tax credits generated. To the extent the unrecognized tax benefit of certain acquired net operating loss carryforwards are recognized in the future, the tax benefits of such recognition will reduce goodwill. At December 31, 2002 and 2001, approximately $17,312 of the valuation allowance related to the acquired net operating loss carryforwards.

As of December 31, 2002 and 2001, the Company had not provided U.S. federal income taxes on $94,571 of undistributed earnings recorded by certain subsidiaries outside the United States since these earnings were deemed permanently invested. Although it is not practicable to determine the deferred tax liability on the unremitted earnings, foreign tax credits would be available to substantially reduce any U.S. tax liability if these foreign earnings were remitted.

The Company had the following tax return carryforwards available to offset future years' taxable income at December 31, 2002:

	Amount	Expiration Dates
German net operating losses	$60,659	None
U.S. net operating losses	$56,106	2003 – 2018
Other foreign net operating losses	$ 3,403	2003 – 2012
State net operating losses	$ 2,881	2012 – 2022
Foreign tax credits (available to offset U.S. taxes)	$ 4,990	2005 – 2006

The German net operating losses reflected above have reduced U.S. income taxes in prior years due to the treatment of the Company's primary German operations as a flow-through entity for U.S. tax purposes. Accordingly, no deferred tax asset has been established for the German loss carryforwards. IRC Section 382 will limit the U.S. loss carryforwards.

The Internal Revenue Service (IRS) has audited the Company's federal income tax returns for fiscal years 1997 and 1998. The Company received a notice of proposed tax deficiency for the two years and filed an appeal on October 12, 2001, in response to that IRS notice. Final proposed adjustments have not been received for these years. Although the outcome of such review cannot be predicted with certainty and no assurances can be given with respect to such reviews, the Company believes that the ultimate outcome of this review will not have a materially adverse effect on its results of operations, liquidity or financial position.

(11) Notes Payable and Long-Term Debt:

Long-term debt consisted of the following:

	December 31, 2002	2001
U.S. Revolving Credit Facility, due through 2003	**$ 22,050**	$ 68,000
U.S. 1997 Senior Notes, due through 2007	**19,000**	22,000
U.S. 2000 Senior Notes, due through 2010	**35,000**	35,000
U.S. Industrial Development Revenue Bonds, due through 2026	**8,530**	8,530
German Long-Term Bank Facilities maturing through 2018	**52,992**	37,720
Danish Long-Term Bank Facilities, due through 2006	**114,102**	60,824
Other borrowings	**10,609**	13,679
Total debt	**262,283**	245,753
Less – scheduled current maturities	**(27,085)**	(9,727)
Total long-term debt	**$235,198**	$236,026

The U.S. Revolving Credit Facility, dated October 6, 2000, permits the Company to choose between two interest rate options and to specify what portion of the loan is covered by a specific interest rate option and the applicable funding period to which the interest rate option is to apply. The interest rate options are based on the bank's prime lending rate and LIBOR. The Revolving Credit Facility permits unsecured borrowings up to $90,000. The Company pays a commitment fee on the unused portion of the U.S. Revolving Credit Facility to have the funds available. As of December 31, 2002, this fee was 0.25% and the Company had incurred $121 of expense in 2002 as a result of this commitment fee. At December 31, 2002 and 2001, the weighted average interest rate on outstanding borrowings was approximately 2.8% and 3.8%, respectively.

The U.S. Revolving Credit Facility contains certain restrictions, including limitations on the payment of dividends. The U.S. Revolving Credit Facility also requires the U.S. Operating Company to maintain certain minimum levels of profitability and cash flow as defined. Finally, the U.S. Revolving Credit Facility requires the maintenance of minimum tangible net worth and maximum leverage (as defined). The U.S. Operating Company was in compliance with the requirements at December 31, 2002. Although the Company is currently meeting these covenants, certain factors such as the uncertain economy in the U.S. coupled with the Company's financial performance could put the Company at risk of continuing to meet these covenants. As of December 31, 2002, the entire outstanding balance of the U.S. Revolving Credit Facility is classified as current since the agreement ends in October 2003.

On December 15, 1997, the U.S. Operating Company issued $25,000 of 6.68% Senior Notes (1997 Senior Notes). The 1997 Senior Notes have remaining annual repayments on December 15, 2003, through December 15, 2007. The 1997 Senior Notes contain certain restrictions and require the maintenance of certain financial ratios that are similar to the U.S. Revolving Credit Facility. At December 31, 2002, the U.S. Operating Company was in compliance with these requirements.

On October 1, 2000, the U.S. Operating Company issued $35,000 of 8.07% Senior Notes (2000 Senior Notes). The 2000 Senior Notes have scheduled annual payments starting on September 30, 2008, through September 30, 2010. The 2000 Senior Notes contain certain restrictions and require the maintenance of certain financial ratios that are similar to the U.S. Revolving Credit Facility. At December 31, 2002, the U.S. Operating Company was in compliance with these requirements.

On May 1, 1996, the U.S. Operating Company issued $9,000 of Industrial Development Revenue Bonds (Bonds) of which $8,530 remains outstanding. The Bonds are at variable interest rates. At December 31, 2002 and 2001, the interest rate on the bonds was 1.60% and 1.75%, respectively. The Bonds are secured by a bank letter of credit, which expires on May 22, 2004. The Bonds contain certain covenants and restrictions similar to those included in the U.S. Revolving Credit Facility. At December 31, 2002, the U.S. Operating Company was in compliance with these requirements.

The German Long-Term Bank Facilities represent a series of long-term bank facilities, with an aggregate principal of $52,922 at December 31, 2002. These facilities generally carry fixed rates of interest, ranging from 4.6% to 6.9%. These facilities contain a variety of repayment schedules and have final maturities ranging from December 2003 through June 2018.

The Danish Long-Term Bank Facilities represent a series of long-term bank facilities, with an aggregate principal of $114,102 at December 31, 2002. The Danish Long-Term Facilities require the Company to maintain certain minimum levels of profitability and equity (as defined). The Company was in compliance with the requirements at December 31, 2002. The facilities bear interest at a rate of 5.35% at December 31, 2002 on $71,674 of the drawn portion, and 5.65% on the drawn portion in excess of that amount.

Payments required on long-term debt outstanding as of December 31, 2002, during the years ending 2003 through 2007 and for years thereafter, are $27,085, $7,077, $6,007, $120,539, $8,301 and $93,274, respectively.

The Company also maintains revolving credit facilities, notes payable and bankers' acceptances for its European and other operations. The German Operating Company's credit agreement contains restrictions similar to those in the U.S. Operating Company's agreements. The German Operating Company was in compliance with the requirements at December 31, 2002. At December 31, 2002, accounts receivable, inventories, property, plant and machinery and equipment in the amount of $4,798 were pledged as collateral under these European and other operations credit facilities.

The weighted average interest rates on short-term borrowings at year-end were 3.6% in 2002, 4.6% in 2001 and 7.1% in 2000.

(12) Related Party Transactions:

In connection with the acquisition of DFP on May 3, 2000, the Company entered into several agreements with Danfoss A/S to purchase ongoing operational services from Danfoss A/S. These services include rental of shared facilities, administrative support and information technology support. These fees are paid on a monthly basis. Total expense recognized under these agreements for 2002, 2001, and 2000 was $8,525, $8,573, and $5,354, respectively. Payments required under these agreements as of December 31, 2002, during the years ending 2003 though 2007 and for years thereafter, are $8,299, $7,219, $7,163, $7,167, $5,045, and $73,540, respectively.

(13) Commitments, Contingencies, and Guarantees:

The Company leases certain facilities and equipment under operating leases, many of which contain renewal options. Total rental expense on all operating leases during 2002, 2001, and 2000 was $11,513, $10,457, and $7,840, respectively.

Minimum future rental commitments under all noncancelable operating leases as of December 31, 2002, during the years ending 2003 through 2007 and for the years thereafter, are $13,423, $11,880, $10,707, $9,929, $6,579, and $61,116, respectively.

The Company also leases certain facilities and equipment under capital leases. Minimum future lease payments under all noncancelable capital leases as of December 31, 2002, during the years ending 2003 through 2007 and for the years thereafter, are $715, $677, $620, $619, $756, and $9,535, respectively.

The Company, from time to time, is involved in various legal matters considered normal in the course of its business. The Company intends to vigorously defend against all such claims. It is the Company's policy to accrue for amounts related to these matters if it is probable that a liability has been incurred and an amount can be reasonably estimated. Although the outcome of such matters cannot be predicted with certainty and no assurances can be given with respect to such matters, the Company believes that the outcome of these matters in which it is currently involved will not have a materially adverse effect on its results of operations, liquidity or financial position.

(14) Quarterly Financial Data (Unaudited):

Quarter	First	Second	Third	Fourth	Total
2002					
Net sales	**$243,048**	**$264,117**	**$223,920**	**$221,223**	**$952,308**
Gross profit	**$ 59,041**	**$ 68,093**	**$ 47,583**	**$ 44,712**	**$219,429**
Net income (loss)	**$ 6,755**	**$ 9,394**	**$ (519)**	**$ (1,658)**	**$ 13,972**
Basic and diluted net income (loss) per common share	**$ 0.16**	**$ 0.20**	**$ (0.01)**	**$ (0.03)**	**$ 0.29**
2001					
Net sales	$261,102	$221,641	$183,474	$189,062	$855,279
Gross profit	$ 65,399	$ 52,438	$ 34,418	$ 40,978	$193,233
Net income (loss)	$ 12,249	$ 4,172	$ (7,663)	$ (4,028)	$ 4,730
Basic and diluted net income (loss) per common share	$ 0.27	$ 0.09	$ (0.16)	$ (0.08)	$ 0.10
2000					
Net sales	$163,479	$225,772	$197,366	$195,920	$782,537
Gross profit	$ 42,906	$ 60,288	$ 50,263	$ 47,554	$201,011
Net income	$ 8,167	$ 10,128	$ 5,331	$ 3,299	$ 26,925
Basic and diluted net income per common share	$ 0.30	$ 0.26	$ 0.12	$ 0.07	$ 0.69

(15) Segment and Geographic Information:

Beginning in 2002, the Company has changed the way it reports its operating segments to reflect the changes in its organizational structure around its various product lines of Propel, Work Function and Controls. To permit comparisons to at least one prior year, the Company has compiled information for 2001 on the same basis as that used in 2002. It was not practicable to compile information for 2000 on the same basis. Propel products include hydrostatic transmissions and related products that transmit the power from the engine to the wheel to propel a vehicle. Work Function products include steering motors as well as gear pumps and motors that transmit power for the work functions of the vehicle. Controls products include electrohydraulic controls, microprocessors, and valves that control and direct the power of a vehicle.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates individual segment performance based on segment income or loss defined as the respective segment's portion of the total Company's net income, excluding net interest, income taxes, minority interest, and equity in net earnings of affiliates. The following table presents the significant items by operating segment for the results of operations for the years ended December 31, 2002 and 2001, respectively:

	Propel	Work Function	Controls	Corporate Function	Total
2002					
Trade sales	**$440,221**	**$294,952**	**$217,135**	**$ —**	**$952,308**
Segment income (loss)	**47,269**	**19,483**	**5,804**	**(22,879)**	**49,677**
Depreciation expense	**31,713**	**18,987**	**10,899**	**6,915**	**68,514**
Total assets	**351,458**	**264,685**	**188,291**	**166,659**	**971,093**
Capital expenditures	**10,936**	**17,000**	**10,581**	**3,761**	**42,278**
2001					
Trade sales	$399,509	$268,411	$187,359	$ —	$855,279
Segment income (loss)	36,941	9,589	6,575	(20,246)	32,859
Depreciation expense	30,599	17,562	8,353	6,014	62,528
Total assets	351,426	252,608	138,640	142,307	884,981
Capital expenditures	24,930	25,034	14,047	5,686	69,697

Notes to Consolidated Financial Statements (continued)

The following table presents comparative information for the three years ending December 31, 2002, in the format of the Company's prior segment reporting. This is being shown in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," since the Company does not have comparable information for its new segmentation for the year ended December 31, 2000.

	Americas	Europe	All Other	Eliminations	Total
2002					
Trade sales	**$449,980**	**$440,120**	**$ 62,208**	**$ —**	**$952,308**
Intersegment sales	**40,383**	**71,017**	**1,418**	**(112,818)[1]**	**—**
Interest income	**219**	**4,730**	**342**	**—**	**5,291**
Interest expense	**6,262**	**14,954**	**1,294**	**—**	**22,510**
Depreciation and amortization	**33,368**	**31,896**	**6,892**	**—**	**72,156**
Net income (loss)	**7,167**	**14,818**	**(8,013)**	**—**	**13,972**
Total assets	**338,731**	**513,604**	**152,977**	**(34,219)[3]**	**971,093**
Capital expenditures	**12,597**	**26,451**	**3,230**	**—**	**42,278**
2001					
Trade sales	$449,265	$378,435	$ 27,579	$ —	$855,279
Intersegment sales	36,732	70,399	1,432	(108,563)[1]	—
Interest income	630	2,592	552	—	3,774
Interest expense	9,258	11,878	15	—	21,151
Depreciation and amortization	33,062	28,515	7,897	—	69,474
Net income (loss)	(3,988)	10,560	(1,842)	—	4,730
Total assets	368,151	402,809	145,444	(31,423)[3]	884,981
Capital expenditures	28,062	41,182	453	—	69,697
2000					
Trade sales	$449,343	$327,410	$ 5,784	$ —	$782,537
Intersegment sales	43,617	58,288	1,696	(103,601)[1]	—
Interest income	521	2,849	935	—	4,305
Interest expense	6,102	9,254	143	—	15,499
Depreciation and amortization	27,195	19,224	6,919	—	53,338
Net income (loss)	12,449	16,776	(814)	(1,486)[2]	26,925
Total assets	353,814	429,782	109,817	(52,450)[3]	840,963
Capital expenditures	35,086	32,646	199	—	67,931

Eliminations:

(1) Elimination of intersegment sales.

(2) Net income eliminations - minority interest in German operating company.

(3) Total assets eliminations:

	2002	2001	2000
Intersegment receivables	**$(19,225)**	$(20,027)	$(40,226)
Intersegment profit in inventory and other	**(14,994)**	(11,396)	(12,224)
Total assets eliminations	**$(34,219)**	$(31,423)	$(52,450)

A summary of the Company's net sales by product line is presented below:

	Net Sales		
	2002	2001	2000
Hydrostatic transmissions	**$440,221**	$400,367	$469,236
Open circuit gear pumps and motors and piston pumps	**294,952**	270,992	143,283
Mobile electronics and controls	**217,135**	183,920	170,018
Total	**$952,308**	$855,279	$782,537

A summary of the Company's net sales and long-lived assets by geographic area is presented below:

	Net Sales[1]			Long-Lived Assets[2]	
	2002	2001	2000	**2002**	2001
United States	**$418,692**	$411,881	$409,807	**$214,224**	$238,122
Germany	**87,234**	80,080	67,558	**61,069**	46,868
Italy	**65,254**	55,350	48,002	**9,376**	8,783
France	**46,311**	44,292	37,000	**831**	629
United Kingdom	**51,468**	47,139	43,749	**25,020**	24,823
Japan	**36,184**	12,573	4,936	**411**	446
Denmark[3]	**15,090**	14,678	11,890	**177,712**	160,669
Slovakia[3]	**1,063**	992	469	**44,878**	35,431
Other countries	**231,012**	188,294	159,126	**56,371**	42,998
Totals	**$952,308**	$855,279	$782,537	**$589,892**	$558,323

(1) Net sales are attributed to countries based on location of customer.

(2) Long-lived assets include property, plant and equipment net of accumulated depreciation, intangible assets net of accumulated amortization, and certain other long-term assets.

(3) Majority of this country's sales are shipped outside of the home country where the product is produced.

No single customer accounted for 10% or more of total consolidated sales in any year presented.

Report of Management

The management of Sauer-Danfoss Inc. is responsible for the integrity and accuracy of the financial information contained in this annual report. Management believes that the consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and that the other information in this annual report is consistent with those statements. In preparing the financial statements, management makes informed judgments and estimates, where necessary, to reflect the expected effects of events and transactions that have not been completed. In management's opinion, the financial statements present fairly the financial position, results of operations and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America.

Management of the Company is also responsible for maintaining a system of internal accounting controls and procedures designed to provide reasonable assurance at reasonable cost that assets are safeguarded against loss or unauthorized use and that financial records are adequate and can be relied upon to produce financial statements in accordance with accounting principles generally accepted in the United States of America. This system is augmented by written policies and procedures, careful selection and training of financial management personnel, a continuing management commitment to the integrity of the system, and through examinations by an internal audit department that coordinates its activities with the Company's independent accountants.

KPMG LLP has been retained to conduct an audit of the Company's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and to provide an independent assessment that helps ensure fair presentation of the Company's consolidated results of operations, financial position and cash flows.

The Audit Committee of the Board of Directors is composed entirely of independent outside directors. The Committee meets periodically with management, internal auditors, and the independent accountants, both separately and jointly, to discuss internal accounting controls and the quality of financial reporting. To ensure complete independence, the internal auditors and representatives of KPMG LLP have full access to meet with the Audit Committee, with or without management representatives present, to discuss the results of their audits and their opinions on the adequacy of internal controls and the quality of financial reporting.



David J. Anderson
President and Chief Executive Officer



Karl J. Schmidt
Executive Vice President and Chief Financial Officer

Independent Auditors' Report

To the Shareholders of Sauer-Danfoss Inc.:

We have audited the accompanying consolidated balance sheets of Sauer-Danfoss Inc. (a Delaware corporation) and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sauer-Danfoss Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As described in note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangibles.



KPMG LLP
Des Moines, Iowa
February 14, 2003

Selected Financial Data

	(in thousands except per share and employee data)				
	2002	2001	2000[1]	1999	1998
Operating Data:					
Net sales	**$952,308**	$855,279	$782,537	$534,382	$564,524
Gross profit	**219,429**	193,233	201,011	125,932	136,213
Marketing	**68,054**	63,318	40,874	24,727	24,942
Research and development	**37,806**	38,054	29,874	23,311	22,089
Administration	**60,592**	59,485	57,302	33,655	29,571
Total operating expenses	**166,452**	160,857	128,050	81,693	76,602
Earnings before interest and taxes	**38,578**	24,976	55,347	37,625	50,527
Total interest expense, net	**17,219**	17,377	11,194	8,566	8,814
Net income	**13,972**	4,730	26,925	18,120	26,334
Per Share Data:					
Income per common share, basic and diluted	**$ 0.29**	$ 0.10	$ 0.69	$ 0.67	$ 1.01
Cash dividends per share	**$ 0.28**	$ 0.28	$ 0.28	$ 0.28	$ 0.29
Weighted average basic shares outstanding	**47,395**	46,977	39,216	27,225	26,148
Weighted average diluted shares outstanding	**47,404**	46,980	39,217	27,240	26,150
Balance Sheet Data:					
Inventories	**$164,686**	$141,652	$146,232	$ 73,977	$ 89,195
Property, plant and equipment, net	**443,147**	423,195	422,986	269,485	262,527
Total assets	**971,093**	884,981	840,963	442,515	459,771
Total debt	**318,293**	298,799	245,739	131,855	151,027
Stockholders' equity	**368,959**	347,184	342,397	150,752	148,904
Debt to debt plus equity	**44.6%**	44.5%	39.8%	41.7%	45.0%
Other Data:					
Backlog (at year-end)	**$382,815**	$319,905	$375,052	$252,400	$261,700
Depreciation and amortization	**72,156**	69,474	53,338	35,538	30,635
Capital expenditures	**42,278**	69,697	67,931	57,149	98,582
EBITDA*	**110,734**	94,450	108,685	73,163	81,162
Cash flows from (used in):					
Operating activities	**98,283**	67,266	81,859	77,786	63,535
Investing activities	**(66,272)**	(110,143)	(62,305)	(56,779)	(98,950)
Financing activities	**(34,417)**	33,497	5,406	(22,940)	35,077
Number of employees (at year-end)	**7,207**	6,790	6,733	3,836	3,710

* EBITDA - represents net income, plus provision for income taxes and net interest expense, plus depreciation and amortization. EBITDA may not be comparable to similarly titled measures reported by other companies. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which is determined in accordance with accounting principles generally accepted in the United States, it is included herein to provide additional information as management of the Company feels it provides an indication with respect to the ability of Sauer-Danfoss to meet its future debt service, capital expenditures and working capital requirements.

(1) Includes results of Danfoss Fluid Power since May 3, 2000.

NYSE Price Range, Dividends by Quarter

		1st	2nd	3rd	4th	Full Year
2002	High	**$11.72**	**$12.75**	**$11.16**	**$ 9.45**	**$12.75**
	Low	**$ 7.55**	**$ 9.58**	**$ 8.79**	**$ 7.25**	**$ 7.25**
	Dividends	**$ 0.07**	**$ 0.07**	**$ 0.07**	**$ 0.07**	**$ 0.28**
2001	High	$10.29	$ 9.95	$ 9.43	$ 8.48	$10.29
	Low	$ 8.41	$ 7.27	$ 7.37	$ 6.64	$ 6.64
	Dividends	$ 0.07	$ 0.07	$ 0.07	$ 0.07	$ 0.28
2000	High	$11.70	$11.00	$10.91	$10.05	$11.70
	Low	$ 7.28	$ 8.19	$ 8.80	$ 6.76	$ 6.76
	Dividends	$ 0.07	$ 0.07	$ 0.07	$ 0.07	$ 0.28

Executive Officers

Klaus H. Murmann
Chairman

Jørgen M. Clausen
Vice Chairman

David J. Anderson
President and Chief Executive Officer

Hans J. Cornett
Executive Vice President – Sales and Marketing

Karl J. Schmidt
Executive Vice President and Chief Financial Officer

James R. Wilcox
Executive Vice President and Chief Operating Officer

Richard Jarboe
Vice President – Open Circuit

Thomas K. Kittel
Vice President – Hydrostatics, Europe

Henrik Krabsen
Vice President – Valves

Finn Lyhne
Vice President – Motors and Steering

Kenneth D. McCuskey
Vice President – Finance, Secretary and Treasurer

Albert Zahalka
Vice President – Mobile Electronics

Board of Directors

As of March 10, 2003

Ole Steen Andersen
Executive Vice President
and Chief Financial Officer –
Danfoss A/S

David J. Anderson [1]
President and Chief Executive
Officer – Sauer-Danfoss Inc.

Jørgen M. Clausen [2]
President and Chief Executive
Officer – Danfoss A/S

Nicola Keim
In-house Counsel –
Hypo Vereinsbank, Munich

Johannes F. Kirchhoff [3]
Managing Director – FAUN
Umwelttechnik GmbH & Co.

Hans Kirk
Executive Vice President
and Chief Operating Officer –
Danfoss A/S

F. Joseph Loughrey [3]
Executive Vice President –
Cummins Inc.
President – Engine Business

Klaus H. Murmann [1,2]
Chairman –
Sauer-Danfoss Inc.

Sven Murmann
Managing Director –
Sauer Holding GmbH

Richard M. Schilling [3]
Retired Partner – Hinshaw &
Culbertson Law Firm
Retired General Counsel,
Vice President and
Secretary, Sundstrand
Corporation

Steven H. Wood [3]
Executive Vice President
and Chief Financial Officer –
Maytag Corporation

[1] Member of Executive Committee
[2] Member of Nominating Committee
[3] Member of Audit Committee and Compensation Committee

Board of Directors: (left to right), Kenneth D. McCuskey (Corporate Secretary), Sven Murmann, Jørgen M. Clausen, Steven H. Wood, Klaus H. Murmann, Ole Steen Andersen, David J. Anderson, Johannes F. Kirchhoff, Nicola Keim, F. Joseph Loughrey, Richard M. Schilling, and Hans Kirk.



Corporate Data

Stockholder Information

Annual Meeting
The annual meeting of company stockholders will be held at 8:30 a.m. on June 4, 2003, at:

Hyatt Regency Newport
One Goat Island
Newport, Rhode Island 02840

Transfer Agent
Wells Fargo Bank Minnesota, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075
Phone: 800 468 9716

For information about accounts, stock certificates, transfers or dividend checks, contact Wells Fargo Stock Transfer, Shareowner Relations.

Website: http://www.wellsfargo.com/shareownerservices

Investor Relations

In the U.S.:
Kenneth D. McCuskey
Sauer-Danfoss Inc.
2800 East 13th Street
Ames, Iowa 50010
Phone: 515 239 6364
e-mail: kmccuskey@sauer-danfoss.com

In Europe:
John Langrick
Sauer-Danfoss Inc.
Krokamp 35
D-24539 Neumünster
Germany
Phone: 49 4321 871 190
e-mail: jlangrick@sauer-danfoss.com

Website
www.sauer-danfoss.com

Stock Exchanges
Sauer-Danfoss Inc. common stock is listed on the New York Stock Exchange (SHS) and on the Frankfurt Germany Stock Exchange (SAR).

Form 10-K
The Form 10-K annual report to the Securities and Exchange Commission is available to stockholders upon written request to Sauer-Danfoss Inc. Investor Relations.

Independent Auditors
KPMG LLP
Des Moines, Iowa

Board of Directors

Ole Steen Andersen, 56
Ole Steen Andersen has been a director of the company since 2000. Mr. Andersen is currently Executive Vice President and Chief Financial Officer of Danfoss A/S and a member of its Executive Committee. Mr. Andersen is also Chairman of the Board of Cowi A/S, an independent consulting company which delivers state-of-the-art services within the fields of engineering, environmental science, and economics, and Deputy Chairman of the Board of Lundbeck A/S, a pharmaceutical firm.

David J. Anderson, 55
David J. Anderson has been a director of the company since 2002, when he became President and Chief Executive Officer of Sauer-Danfoss Inc. Mr. Anderson joined Sauer-Danfoss in 1984 and since then has held a variety of sales and marketing leadership positions, including Vice President – Marketing and most recently Executive Vice President – Strategic Business Development. He has more than 30 years of experience in the fluid power industry.

Jørgen M. Clausen, 54
Jørgen M. Clausen has been a director and Vice Chairman of the company since 2000. He is President and Chief Executive Officer of Danfoss A/S and a member of its Executive Committee. Mr. Clausen is also Chairman of the Board of Risoe National Laboratories, a Danish government-owned research organization, and a member of the Academy of Technical Sciences, a non-profit organization promoting the technical sciences in Denmark.

Nicola Keim, 42
Nicola Keim has been a director of the company since 1990. She is an in-house counsel at Hypo Vereinsbank, Munich, a German bank.

Johannes F. Kirchhoff, 45
Johannes F. Kirchhoff has been a director of the company since 1997. Mr. Kirchhoff is owner and Managing Director of FAUN Umwelttechnik GmbH & Co., a German manufacturer of vehicles for waste disposal.

Hans Kirk, 60
Hans Kirk has been a director of the company since 2000. Mr. Kirk is Executive Vice President and Chief Operating Officer of Danfoss A/S and a member of its Executive Committee. He is also a director of NIRAS Group, a Danish construction consulting company, and a director of The Danish Technological Institute, an independent institution approved by the Danish authorities to provide technological services to businesses and the community.

F. Joseph Loughrey, 53
F. Joseph Loughrey has been a director of the company since 2000. Mr. Loughrey is currently Executive Vice President of Cummins Inc. and President – Engine Business. Prior to that, he served as Executive Vice President of Cummins Engine Company and Group President – Industrial and Chief Technical Officer. Mr. Loughrey is also a director of Tower Automotive Inc., a leading global designer and producer of structural components and assemblies used by every major automotive original equipment manufacturer.

Klaus H. Murmann, 71
Klaus H. Murmann is currently Chairman of the company. He was Chairman and Chief Executive Officer of the company from 1987 to 2000. Mr. Murmann founded Sauer Getriebe in 1967 and has been involved in the hydrostatics business for more than 40 years. He is Chairman of the Board of Gothaer Insurance Company, Cologne, a German insurance company, Chairman of the Board of PSV AG, Cologne, a national pension fund, a member of the board of Bankgesellschaft Berlin AG, a German bank, a member of the board of EON Energie AG, Munich, a German utility company, and a non-executive director of GKN plc, London/United Kingdom, an engineering company.

Sven Murmann, 35
Sven Murmann has been a director of the company since 1994. Mr. Murmann is currently Managing Director of Sauer Holding GmbH, an investment company held by the Murmann Family. Mr. Murmann also serves as Managing Director of Management Systems GmbH, a German software company owned by Sauer Holding. He is President of the Supervisory Board of Bibus Hydraulik AG, a Swiss sales company. During his career, Mr. Murmann held several academic positions in Germany and Switzerland, was a Visiting Fellow at the Graduate School of Arts and Sciences at Harvard University in the United States, and served as a Manager of Hako Holding GmbH & Co., a global manufacturer for indoor and outdoor cleaning equipment based in Germany.

Richard M. Schilling, 65
Richard M. Schilling has been a director of the company since 1990, and of its predecessor company since 1987. He recently retired as a partner at Hinshaw & Culbertson, a law firm with principal offices in Chicago, Illinois. Mr. Schilling began his career at Sundstrand Corporation, a manufacturer of components for aerospace and industrial applications, in 1968 as a corporate attorney and assistant secretary. Before retiring from Sundstrand Corporation on December 31, 1997, Mr. Schilling had served as General Counsel, Vice President, and Secretary of the corporation.

Steven H. Wood, 45
Steven H. Wood joined the board of directors of the company in January of 2003. He is currently Executive Vice President and Chief Financial Officer of Maytag Corporation. Mr. Wood joined Maytag Corporation in 1989 as director of internal audit, and since then has held various financial leadership positions within the company. Prior to joining Maytag, Mr. Wood worked for Ernst & Young in Chicago, Illinois.



Sauer-Danfoss Inc.
250 Parkway Drive
Suite 270
Lincolnshire, IL 60069 USA

www.sauer-danfoss.com